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Filed pursuant to General Instruction II.L. of Form F-10; File No. 333-138921

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated December 14, 2006 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada (the "Canadian Securities Administrators") and the United States Securities and Exchange Commission (the "SEC"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com ("SEDAR"). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Company at the above mentioned address and telephone number and is also available electronically on SEDAR. The Company's head office and registered office is located at 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7.

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus Dated December 14, 2006

New Issue	December 16, 2008

AGNICO-EAGLE MINES LIMITED

US$34,200,000

900,000 Common Shares

This prospectus supplement relates to the distribution of the 900,000 common shares ("Common Shares") of Agnico-Eagle Mines Limited (the "Company") directly to 28 institutional investors (the "Subscribers"). The Company anticipates that the closing of the transactions relating to the distribution of the Common Shares will be on or about December 19, 2008.

The outstanding common shares of the Company are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "AEM". The closing price of the Company's common shares on the TSX on December 15, 2008 was C$52.20, and the closing price of the common shares on the NYSE on December 15, 2008 was US$42.31. Application has been made to list the Common Shares on the TSX and the NYSE. The offering price of the Common Shares was determined by negotiation between the Company and the Subscribers.

Investing in the Company's common shares involves risks. See "Risk Factors" beginning on page S-8 of this prospectus supplement.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended, in accordance with the multijurisdictional disclosure system adopted by the SEC and the Canadian Securities Administrators.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the company and said persons may be located outside the United States.

Price: US$38.00 per Common Share

	Price to the Public	Net Proceeds to the Company(1)
Per Common Share	US$38.00	US$38.00
Total	US$34,200,000	US$34,200,000

Notes:

(1)
Before deducting expenses of the offering estimated at US$150,000 which will be paid from the proceeds of the offering.

No underwriter has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying Prospectus.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

              This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also supplements and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information, some of which may not apply to the offering.

              Only the information contained or incorporated by reference in the accompanying Prospectus, including this prospectus supplement, should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Common Shares may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus supplement is presented as at December 15, 2008. It should be assumed that the information appearing in this prospectus supplement, the Prospectus and the documents incorporated by reference in the Prospectus is accurate only as of the respective dates of such documents. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

              In this prospectus supplement, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us", and "our" refer to Agnico-Eagle Mines Limited.

              Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus supplement refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 15, 2008 was US$1.00 equals C$1.2350.

 NOTE TO INVESTORS CONCERNING ESTIMATES OF
MINERAL RESERVES AND MINERAL RESOURCES

              The mineral reserve and mineral resource estimates contained in or incorporated by reference in this prospectus supplement or the accompanying Prospectus have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the SEC's Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

              The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented and incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

              This prospectus supplement, the accompanying Prospectus and documents incorporated by reference herein and therein use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

              This prospectus supplement, the accompanying Prospectus and documents incorporated by reference herein and therein use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

              For definitions of the terms used in this section, see the Company's Annual Report on Form 20-F for the year ended December 31, 2007 (filed with Canadian securities regulators and the SEC on March 28, 2008) (the "Form 20-F").

 NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

              This prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein present "total cash costs per ounce" and "minesite cost per tonne" that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. A reconciliation of these measures to the most comparable financial measures calculated and presented in accordance with US GAAP is set out below.

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
(thousands of dollars, except where noted)	2008	2007	2008	2007	2007	2006	2005
Production costs per Consolidated Statements of Income and Comprehensive Income	$50,525	$44,936	$140,217	$123,924	$166,104	$143,753	$127,365
Adjustments:
Byproduct revenues	(34,867)	(63,175)	(137,672)	(204,653)	(260,668)	(304,817)	(123,450)
Inventory adjustment(1)	767	1,396	1,124	8,078	11,528	(7,607)	6,991
Accretion expense and other	(326)	(293)	(938)	(837)	(1,264)	(936)	(429)

Cash operating costs	$16,099	$(17,136)	$2,731	$(73,488)	$(84,300)	(169,607)	$10,477

Gold production (ounces)	66,969	55,830	177,313	170,810	230,992	245,826	241,807

Total cash costs (per ounce)	$240	$(307)	$15	$(430)	$(365)	$(690)	$43

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
(thousands of dollars, except where noted)	2008	2007	2008	2007	2007	2006	2005
Production costs per Consolidated Statements of Income	$50,525	$44,936	$140,217	$123,924	$166,104	$143,753	$127,365
Attributable to LaRonde	42,393	44,936	132,085	123,924	166,104	143,753	127,365
Attributable to Goldex	8,132	—	8,132	—	—	—	—

Total	$50,525	$44,936	$140,217	$123,924	$166,104	$143,753	$127,365

LaRonde: Minesite Costs per Tonne
Production costs	$42,393	$44,936	$132,085	$123,924	$166,104	$143,753	$127,365
Adjustments:
Inventory adjustments(2)	2,364	(2,576)	1,462	2,319	916	2,494	(4,752)
Accretion expense and other	(293)	(293)	(906)	(837)	(1,264)	(936)	(429)

Minesite operating costs ($)	$44,464	$42,067	$132,641	$125,406	$165,756	$145,311	$122,184

Minesite operating costs (C$)	$46,592	$44,138	$135,374	$134,857	$177,735	$164,459	$147,834

Tonnes of ore milled (000's tonnes)	653	667	1,992	2,018	2,673	2,673	2,672

Minesite costs per tonne (C$)	$71	$66	$68	$67	$66	$62	$55

Goldex: Minesite Costs per Tonne
Production costs	$8,132	$—	$8,132	$—	$—	$—	$—
Adjustments:
Inventory adjustments	1,434	—	1,434	—	—	—	—
Non-cash reclamation provision	(33)	—	(33)	—	—	—	—

Minesite operating costs ($)	$9,533	$—	$9,533	$—	$—	$—	$—

Minesite operating costs (C$)	$9,761	$—	$9,761	$—	$—	$—	$—

Tonnes of ore milled (000's tonnes)	286	—	286	—	—	—	—

Minesite costs per tonne (C$)	$34	$—	$34	$—	—	—	—

Notes:

(1)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(2)
This inventory adjustment reflects production costs associated with unsold concentrates.

              This prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein also contain information as to estimated future total cash costs per ounce and minesite cost per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the above reconciliation, does not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

              The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

FORWARD-LOOKING STATEMENTS

              The information contained in this prospectus supplement has, unless otherwise specified, been prepared as of December 15, 2008, and unless otherwise specified, the information contained in the documents incorporated by reference in this prospectus supplement and the accompanying Prospectus has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "intend", "may", "outlook", "planned", "should", "will", "would" and similar expressions are intended to identify such forward-looking statements.

              Forward-looking statements in this prospectus supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein include, but are not limited to: the Company's outlook for 2008, 2009 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated trends for prices of gold and byproducts mined by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production; estimates of mineral reserves, mineral resources, ore grades and statements regarding anticipated future exploration results; the anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of mine life; estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations.

              Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of the Company upon which the statements in this prospectus supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein containing forward-looking statements, which may prove to be incorrect, are based on include, but are not limited to, the assumptions set out in this prospectus supplement and the accompanying Prospectus as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of the Company's projects proceeds on a basis consistent with current expectations, and that the Company does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be consistent with the Company's current expectations or as set out in this prospectus; prices for gold, silver, zinc and copper will be consistent with the Company's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with the Company's current expectations; that production meets expectations; that the Company's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of the Company's ongoing development projects; and that there are no material variations in the current tax and regulatory environment that affect the Company.

              The forward-looking statements in this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, unless otherwise indicated, reflect the Company's views as at the dates of such documents, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. For a more detailed discussion of such risks and material factors or assumptions underlying these forward-looking statements, see "Risk Factors" in this prospectus supplement, the Form 20-F, as well as the Company's other filings with the Canadian Securities Administrators and the SEC. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This prospectus supplement contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This information was developed to assist management with its assessment as to what resources to allocate to the construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

 RISK FACTORS

              An investment in the Common Shares involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein and, in particular, should evaluate the following risk factors. However, the risks described below are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

The Company is largely dependent upon its mining and milling operations at the LaRonde Mine and any adverse condition affecting those operations may have a material adverse effect on the Company.

              The Company's mining and milling operations at the LaRonde Mine accounted for approximately 86% of the Company's gold production for the first three quarters of 2008 and will continue to account for a significant portion of its gold production in the future until the Goldex Mine, the Kittila Mine and the Company's mine projects are brought into full production. Any adverse condition affecting mining or milling conditions at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. The Company also anticipates using revenue generated by its operations at the LaRonde Mine to finance a substantial portion of the capital expenditures required at its mine development projects. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones and may present new or different challenges for the Company. Gold production at the LaRonde Mine above Level 245 has started to decline. The Goldex Mine commenced operations during 2008, however, production from this mine will be lower during the initial period of operation than it will be once the mine reaches its full production rate. In addition, production from the Goldex Mine may be lower than anticipated as a result of delays in achieving full production rate or because the anticipated full production rate cannot be achieved. Unless the Company can successfully bring into production the Kittila Mine or the Lapa, Pinos Altos or Meadowbank mine projects, the LaRonde Mine extension or otherwise acquire gold producing assets, the Company's results of operations will be adversely affected. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde Mine will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves at what is currently the Company's most significant active mining operation.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

              The construction of mining facilities and commencement of mining operations at the Kittila Mine and the LaRonde Mine extension and the Lapa, Pinos Altos and Meadowbank mine projects, and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Mexico and Nevada, will require substantial capital expenditures. The Company estimates that capital expenditures to complete all of its projects, as currently contemplated, will be $600 million, including expenditures of $432 million in 2009 and $146 million in 2010. As at September 30, 2008, the Company's cash, cash equivalents, short-term investments and restricted cash totalled $112.2 million; however, on a pro forma basis including the issuance of flow-through common shares for net proceeds of C$54.5 million in October 2008 (see "The Company — Recent Developments — Private Placements of Flow-Through Common Shares") and the issuance of common shares and common share purchase warrants for net proceeds of approximately $281 million in December 2008 (see "The Company — Recent Developments — Private Placement of Units"), the Company's cash, cash equivalents, short-term investments and restricted cash would have been approximately $437 million. Also, as at November 30, 2008, the Company had approximately $250 million available under its credit facilities. Based on current funding available to the Company and expected cash from operations, the Company has sufficient funds available to fund its projected capital expenditures for all its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Company will be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company believes it will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties.

              Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, cash flow generated from operations at the LaRonde Mine and bank borrowings, and the Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders.

              Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company's access to capital or increase the cost of capital. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

              These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for the Company's operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

              The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's decisions to proceed with its current mine development projects were based on a market price of gold between $400 and $450 per ounce. If the market price of gold falls below this level, the mine development projects may be rendered uneconomic and the development of the mine projects may be suspended or delayed. The prices received for the Company's byproducts (zinc, silver and copper) produced at its LaRonde Mine affects the Company's ability to meet its targets for total cash cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices, however, these measures may not be successful.

              The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2008	2007	2006	2005	2004	2003
	(to December 15)
High price ($ per ounce)	1,011	841	730	538	454	417
Low price ($ per ounce)	713	608	517	411	375	323
Average price received ($ per ounce)	813	748	622	449	418	368

              On December 15, 2008, the London P.M. Fix was $826 per ounce of gold.

              The assumptions that underlie the estimate of future operating results and the strategies used to mitigate the effects of risks of metals prices are set out herein and in "Item 5. Operating and Financial Review and Prospects — Outlook — Gold Production Growth" of the Form 20-F.

              Based on 2009 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from estimated 2008 market average prices are as follows:

Income per share
Gold	$0.21
Zinc	$0.03
Silver	$0.02
Copper	$0.01

              Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

              The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave or a semi-autogenous grinding, or SAG, mill. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or there is increased dilution. In three of the last six years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to a rock fall, production drilling challenges and lower than planned mill recoveries in 2003, higher than expected dilution in 2004 and increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005. Projected gold production for 2008 is now approximately 300,000 ounces, down from the Company's initial estimate of 358,000 ounces. This reduction is a result of delays in the commencement of production at the Goldex Mine and the Kittila Mine, due to delays in commissioning the Goldex production hoist and the Kittila autoclave, respectively. Occurrences of this nature in future years may result in the Company's failure to achieve current or future production estimates.

The Company may experience operational difficulties at its projects in Finland and Mexico.

              The Company's operations have been expanded to include mine construction projects in Finland and a mine construction project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

              Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

              In addition, the Company has no significant operating experience in Finland, Mexico or internationally. Finland and Mexico operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's operations in Canada. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

The Company's mine construction projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

              The Company's production forecasts assume that production will commence at the Lapa mine project, Pinos Altos mine project, Meadowbank mine project and LaRonde Mine extension in mid-2009, the third quarter of 2009, the first quarter of 2010 and 2011, respectively, and that the Goldex Mine and Kittila Mine will reach their full production rates by the second quarter of 2009. The Company's ability to bring its mine projects into production on this schedule is subject to a number of risks and uncertainties. Delays in commissioning the Goldex production hoist and the Kittila autoclave have resulted in expected 2008 gold production being reduced by approximately 50,000 ounces in aggregate.

              The LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on new infrastructure for the hauling of ore and materials to the surface, including a winze (or internal shaft) and series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as managing geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

              The development of the LaRonde Mine extension and the Lapa and Pinos Altos mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

The Company may experience difficulties in developing or operating its Meadowbank mine project as a result of the project's remote location.

              The Company's Meadowbank mine project is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company has now completed a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay, to the Meadowbank mine project, the Company's operations at the project will be constrained by the remoteness of the project, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Some of the materials that the Company requires for the construction and operation of the Meadowbank mine project were in high demand during the recent increased level of activity in the global mining industry and some of these items currently have extended order times. If the Company cannot identify and procure suitable equipment, within a timeframe that permits transporting the equipment to the project, this may result in delays to the construction schedule of the Meadowbank mine project and may also delay the start-up of mining operations and/or increase estimated costs.

              The remoteness of the Meadowbank mine project also necessitates its operation as a fly-in/fly-out camp operation which may have an impact on the Company's ability to attract and retain qualified mining personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, the Company's future development plans and operations at the Meadowbank mine project may be adversely affected.

The Company's total cash costs per ounce of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

              The Company's total cash costs per ounce of gold are dependent on a number of factors, including, the exchange rate between the U.S. dollar and the Canadian dollar or European Union Euro, smelting and refining charges and production royalties, which are affected by all these factors and the gold price. At the LaRonde Mine, however, the Company's total cash costs per ounce of production are primarily affected by the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production. Total cash costs per ounce from the Company's operations at the Pinos Altos mine project will be affected by the exchange rates between the Mexican peso and the US dollar and the price and production levels of byproduct silver, the revenue from which will be offset against the cost of gold production. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

              Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Note to Investors Concerning Certain Measures of Performance" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

              The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, primarily through exploration and development and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

              The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed metals prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties, other than the Meadowbank mine project, based on, among other things, a $583 per ounce gold price (mineral reserves at the Meadowbank mine project are based on, among other things, a $699 per ounce gold price). While monthly average gold prices have been above $583 per ounce since April 2006, for the five years prior to that, the market price of gold was, on average, below $583 per ounce. Prolonged declines in the market price of gold (or other applicable metals prices) may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or other applicable metals prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

              Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

              The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facilities to incur additional unsecured indebtedness provided that it complies with certain covenants, including, that no default under the credit facilities has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness, the terms of such indebtedness are no more onerous to the Company than those under the credit facilities and such indebtedness does not require principal payments until at least 12 months following the then existing maturity date of the credit facilities. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

If the Company fails to comply with restrictive covenants in its bank credit agreement, the Company's loan availability could be limited and the Company may be in default under other debt agreements, which could harm the Company's business.

              The Company's recently amended unsecured $300 million revolving bank credit facility and new unsecured $300 million revolving bank credit facility each limit, among other things, the Company's ability to incur additional indebtedness, permit the creation of certain liens, make investments in a business, or carry on business, unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. Further, each of the bank credit facilities require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under one or both of the bank credit facilities. At September 30, 2008 there was approximately $366 million drawn under the credit facilities, including $66 million in letters of credit, and the Company anticipates that it will continue to draw on the bank credit facilities to fund part of the capital expenditures required in connection with its current development projects. If an event of default under one of the bank credit facilities occurs, the Company would be unable to draw down further on that facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the other credit facility. An event of default under either of the bank credit facilities may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The mining industry is highly competitive and the Company may not be successful in competing for new mining properties.

              Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, leasing or other acquisitions in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

              The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations, which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

              The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Fluctuations in foreign currency exchange rates in relation to the US dollar may adversely affect the Company's results of operations.

              The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2003 to September 30, 2008, the Noon Buying Rate fluctuated from a high of C$1.5750 per $1.00 to a low of C$0.9168 per $1.00. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2009 after-tax operating results, a 10% change in the US dollar/Canadian dollar exchange rate from the 2008 market average exchange rate would affect net income by approximately $0.12 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos mine project are denominated in European Union Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases.

              While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future.

There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the byproduct metal derivatives positions qualified for hedge accounting treatment under US GAAP.

The trading price for Agnico-Eagle shares is volatile.

              The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of securities convertible into or exchangeable for the Company's common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the Company's common shares may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of gold or other commodities the Company sells;

  •
  current events affecting the economic situation in Canada, the United States and elsewhere;

  •
  trends in the mining industry and the markets in which the Company operates;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions and financings;

  •
  quarterly variations in operating results;

  •
  the operating and share price performance of other companies that investors may deem comparable; and

  •
  purchases or sales of blocks of the Company's common shares or securities convertible into or exchangeable for the Company's common shares.

              Wide price swings are currently common in the stock market. This volatility may adversely affect the prices of the Company's common shares and the securities convertible into or exchangeable for the Company's common shares regardless of the Company's operating performance.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

              In 2007, the Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). As of December 31, 2006, SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. In addition, as of December 31, 2007, SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting.

              If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

              No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

Potential unenforceability of civil liabilities and judgments.

              The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and certain of the experts named in this prospectus supplement and the accompanying Prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

 THE COMPANY

History and Development of the Company

              The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and northern Finland, mine construction projects in northwestern Quebec, Nunavut and northern Mexico and exploration activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 5.0 million ounces of gold. In 2007, the Company produced 230,992 ounces of gold at a total cash cost of minus $365 per ounce net of revenues received from the sale of silver, zinc and copper byproducts. In the first three quarters of 2008, the Company produced 187,402 ounces of gold. Total cash costs were $15 per ounce compared to minus $430 per ounce in the first three quarters of 2007, a result of lower prices realized on the sale of byproduct metals and higher total cash costs per ounce at the Goldex Mine where commercial production commenced in August 2008. The Company expects to produce approximately 300,000 ounces of gold for the full year of 2008 and approximately 590,000 ounces of gold in 2009 at a total cash cost in 2009 of approximately $325 per ounce (based on assumed byproduct metals prices of $10.00 per ounce for silver, $1,200 per tonne for zinc and $3,700 per tonne for copper, which are significantly lower than prices realized by the Company to date in 2008). The Company believes it is currently among the lowest total cash cost producers in the North American gold mining industry. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

              The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine, the Goldex Mine and the Lapa mine project are situated, with a view to increasing annual gold production and gold mineral reserves. The Company will also continue exploration and development at the Kittila Mine in northern Finland. In addition, the Company will continue exploration, development and construction at its Pinos Altos mine project in northern Mexico and Meadowbank mine project in Nunavut. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas or Europe.

              The LaRonde Mine, Goldex Mine and Kittila Mine currently account for all of the Company's gold production, with the Kittila Mine having commenced initial production in the fourth quarter of 2008. In the second quarter of 2006, the Company began the final phase of construction on the Lapa mine project, where initial production is expected to occur in mid-2009. In May 2006, the Company initiated construction of the LaRonde Mine extension, where initial production is expected to occur in 2011. In August 2007, the Pinos Altos mine project was approved for construction and initial production is expected to occur in the third quarter of 2009. Also, in April 2007, the Company acquired Cumberland Resources Ltd., including the development-stage Meadowbank mine project, where initial production is expected to occur in the first quarter of 2010.

              The Company operates through four regional units: the Quebec Region, the European Region, the Mexican Region and the Nunavut Region. The Quebec region includes the LaRonde Mine, the LaRonde mine extension project and the Goldex Mine and Lapa mine project, each of which is directly held by the Company. The Company's operations in the European Region are conducted through its indirect subsidiary, Riddarhyttan Resources AB ("Riddarhyttan"), which indirectly owns the Kittila Mine in Finland. The Company's operations in the Mexican Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos mine project. The Nunavut Region is comprised of the Meadowbank mine project, which is administered from an office in Vancouver, British Columbia and is held directly by the Company. In addition, the Company has an international exploration office in Reno, Nevada.

              Set out below are the Company's published proven and probable mineral reserves as estimated under NI 43-101. Mineral reserves and mineral resources at the Meadowbank mine project are estimated as at September 30, 2008. Mineral reserves and mineral resources at the Kittila Mine are estimated as at July 31, 2008. Mineral reserves and mineral resources at the Company's other properties are estimated as at December 31, 2007. For information regarding the estimation of the Company's mineral reserves and mineral resources, see "Item 4. Information on the Company — Property, Plant and Equipment — Mineral Reserve and Mineral Resource" in the Form 20-F and "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus supplement.

Property	Tonnes (000's)	Grade (g/t)	Contained Gold (000's oz)
Goldex	250	2.23	18
Lapa	2.8	10.65	1
LaRonde	4,672	2.77	416

Total Proven Reserves	4,924		435

Goldex	22,849	2.20	1,616
Kittila	18,205	5.12	2,996
Lapa	3,756	8.86	1,070
LaRonde	30,225	4.67	4,542
Meadowbank	28,630	3.72	3,426
Pinos Altos	24,657	3.21	2,547

Total Probable Reserves	128,321		16,197

Total Proven and Probable Reserves	133,245		16,632

Note:    Numbers in the table above are rounded. Complete information on the verification procedures, quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in the table above and in or incorporated by reference into this prospectus supplement in respect of the Company's properties may be found in the following documents, respectively: the LaRonde Mine (including the LaRonde Mine extension) — the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed on SEDAR March 23, 2005; the Goldex Mine — the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed on SEDAR October 27, 2005; the Kittila Mine — Technical Report on the July 31, 2008 Mineral Resource and Mineral Reserve Estimate of the Kittila Mine Project, Finland filed on SEDAR December 11, 2008; the Lapa mine project — the Technical Report on the Lapa Gold Project filed on SEDAR June 8, 2006; the Pinos Altos mine project — Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, 2007 Technical Report on the Mineral Resources and Reserves filed on SEDAR September 24, 2007; and the Meadowbank mine project — Technical Report on the Mineral Resources and Reserves, Meadowbank Gold Project, Nunavut, Canada, 2008, filed on SEDAR December 15, 2008. The scientific and technical information in this prospectus supplement has been prepared under the supervision of Marc Legault, P.Eng., the Company's Vice President, Project Development, a "Qualified Person" under NI 43-101.

Recent Developments

    Investment in Gold Eagle Mines Ltd.

              On June 26, 2008, the Company purchased a total of 5,524,862 units of Gold Eagle Mines Ltd. ("Gold Eagle") for total consideration of approximately C$50 million. Each unit consisted of one common share and one half of a share purchase warrant of Gold Eagle, representing 5.18% of Gold Eagle's issued and outstanding common shares, or 7.16% of Gold Eagle's common shares on a fully diluted basis. On July 31, 2008 Gold Eagle and Goldcorp Inc. ("Goldcorp") jointly announced that they had entered into an agreement whereby Goldcorp would acquire all outstanding shares of Gold Eagle by a plan of arrangement. The acquisition was completed on September 25, 2008. Pursuant to the plan of arrangement, in exchange for its shares of Gold Eagle, the Company received approximately C$40 million and over 760,000 shares of Goldcorp, representing approximately 0.1% of Goldcorp's issued and outstanding common shares. Goldcorp is a TSX-listed senior gold producer with properties in Canada, the United States, Mexico, Guatemala, Honduras and Argentina.

    Investment in Comaplex Minerals Corp.

              On July 13, 2008, the Company purchased 7,628,571 common shares, or approximately 14.5%, of Comaplex Minerals Corp. ("Comaplex") from Troy Resources NL at a price of C$6.15 per share for a total consideration of C$46.9 million in cash, by way of a private transaction. After giving effect to the transaction, the Company's interest in Comaplex was approximately 15.6% of the outstanding shares of Comaplex.

Comaplex is a TSX-listed exploration stage company with properties in Canada, Mexico and Central America, including the Meliadine property in Nunavut, located approximately 350 kilometres from the Company's Meadowbank mine project.

    Investment in Stornoway Diamond Corporation

              On July 31, 2008, the Company purchased from treasury 12,222,222 common shares of Stornoway Diamond Corporation ("Stornoway") at a price of C$0.90 per common share. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by the Company and to pay to the Company a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption. The Company received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption. As a result of the transactions, the Company increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 17.7% of the issued and outstanding common shares). Stornoway is a diamond exploration company with an extensive property portfolio in northern Canada and in Botswana. Stornoway is listed on the TSX and incorporated under the laws of the Province of British Columbia.

    New Credit Facility

              On September 4, 2008 the Company entered into a second unsecured, non-amortizing $300 million revolving credit facility, maturing September 2010, on substantially the same terms as its pre-existing $300 million revolving credit facility. Including the Company's pre-existing credit facility maturing January 2013, the Company now has an aggregate of $600 million of credit facilities, of which approximately $303 million was available as at December 11, 2008. The Company may use advances under the credit facilities for general corporate purposes.

    Private Placements of Flow-Through Common Shares

              During October 2008 the Company completed private placements of an aggregate of 779,250 flow-through common shares for total proceeds of approximately C$54.5 million. Proceeds from the private placements are being used by the Company for the purpose of incurring Canadian exploration expenditures in connection with its 2008 and 2009 exploration activities.

    Private Placement of Units

              On December 3, 2008, the Company completed an underwritten private placement of 9,200,000 units to CPP Investment Board PMI-2 Inc. ("CPP"), as lead purchaser, and other institutional and accredited investors, for total proceeds of $289.8 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time over the five-year term of the warrant. In addition, in consideration for CPP's purchase commitment, the Company granted CPP 4,000,000 common share purchase warrants. Each of these warrants entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time over the five-year term of the warrant. Proceeds from the private placement are being used by the Company for mine development and related capital expenditures.

    2009 Production Forecast

              On December 11, 2008 the Company announced that it expects to produce approximately 590,000 ounces of gold in 2009 at a total cash cost of approximately $325 per ounce (based on assumed byproduct metals prices of $10.00 per ounce for silver, $1,200 per tonne for zinc and $3,700 per tonne for copper, which are significantly lower than prices realized by the Company in 2008). Estimated capital expenditures for 2009 are $40 million at the LaRonde Mine extension, $17 million at the Lapa mine project, $125 million at the Pinos Altos mine project and $155 million at the Meadowbank mine project. No capital expenditures are planned in 2009 at the Goldex Mine and Kittila Mine. Projected minesite costs for 2009 are

C$72 per tonne at the LaRonde Mine, C$25 per tonne at the Goldex Mine, €39 per tonne at the Kittila Mine, C$134 per tonne at the Lapa mine project and $34 per tonne at the Pinos Altos project.

    2009 Dividend

              On December 11, 2008, the Company announced that it will pay a cash dividend of $0.18 per common share on March 27, 2009.

Key Operating Strengths

              The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

               Operations in Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. Two of the Company's current mines and two of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The Company's Kittila Mine in northern Finland, Meadowbank mine project in Nunavut and Pinos Altos mine project in northern Mexico are located in regions which the Company believes are also supportive of the mining industry.

               Low-Cost, Efficient Producer.    The Company believes that its cash costs place it among the lowest quartile of producers in the North American gold mining industry, with total cash costs per ounce of gold produced at minus $365 for 2007 and at $240 in the first three quarters of 2008. These relatively low cash costs are attributable not only to the byproduct revenues from the LaRonde Mine but also to economies of scale afforded by the Company's large single shaft mine at the LaRonde Mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

               Strong Operating Base.    The Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde Mine has assisted with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the mine construction projects at the nearby Goldex and Lapa properties, and the construction of infrastructure to access the deposits at the LaRonde Mine extension.

               Highly Experienced Management Team.    The Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Nunavut, Finland and Mexico.

Growth Strategy

               Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Nunavut, Finland and Mexico with a view to increasing annual gold production and gold mineral reserves.

               Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure at its mines but also from the geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Mine to each of its existing and future properties.

               Expand Gold Reserves.    The Company is conducting drilling programs at all of its properties with a goal of further increasing its gold reserves. In 2007, on a contained gold ounces basis, the Company increased its gold reserves to 16.7 million ounces, an increase of 34% over 2006 levels, including the replacement of 230,992 ounces of gold mined (before mill recoveries and smelter charges).

               Growth Through Primary Exploration and Acquisitions.    The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-state exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company believes that it has been able to acquire control of exploration properties at favourable prices. The Company's property acquisition strategy has evolved to include joint ventures and partnerships and the acquisition of development and producing properties.

The Company's Projects

    The LaRonde Mine (including the LaRonde Mine extension)

              The Company's operations at LaRonde include the LaRonde Mine, the milling complex and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine currently accounts for approximately 86% of the Company's gold production from its 2,250 metre-deep Penna Shaft. Since the commissioning of the mill in 1988, the LaRonde Mine has produced over 4.0 million ounces of gold. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for over six years. As at December 31, 2007, the LaRonde Mine (including the LaRonde Mine extension) had established proven and probable mineral reserves of approximately 5.0 million ounces of contained gold (proven reserves of 4.7 million tonnes grading 2.8 grams of gold per tonne and probable reserves of 30.2 million tonnes grading 4.7 grams of gold per tonne).

              In May 2006, the Company initiated construction of additional infrastructure to access the ore at the LaRonde Mine extension. As at December 31, 2007, the LaRonde Mine extension had probable mineral reserves of approximately 3.8 million ounces of gold contained in 20.4 million tonnes of ore grading approximately 5.9 grams of gold per tonne, and indicated mineral resources of 1.8 million tonnes grading 3.1 grams of gold per tonne. In addition, the LaRonde Mine extension has inferred mineral resources of 4.4 million tonnes grading 6.4 grams of gold per tonne.

              Construction at the LaRonde Mine extension is currently underway with production expected to commence in 2011. The Company is sinking a new 835 metre shaft starting from Level 215, to a total depth of approximately 3,110 metres, to access the LaRonde Mine extension deposit. As at September 30, 2008, the shaft had reached a depth of approximately 330 metres. An internal winze system will be used to hoist ore from depth to facilities on Level 215 (approximately 2,150 metres below surface) where it will be transferred to the Penna Shaft hoist. Capital costs of construction at the LaRonde Mine extension are estimated to be $293 million, of which the Company expects to incur approximately $34 million in 2008 and $40 million in 2009. In 2008, the LaRonde Mine is expected to produce 220,000 ounces of gold.

    The Goldex Mine

              The Company's operations at Goldex include the Goldex Mine and the milling complex, located on a property of approximately 267.78 hectares in the municipality of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. Gold mineralization at the Goldex Extension Zone, the focus of the Company's activities at the Goldex Mine, was discovered in 1989. In 2005, in light of increased gold prices and improved mining techniques, the Company reassessed the Goldex property and, in July 2005, the Company approved construction at the Goldex Mine. In August 2008, the Goldex Mine commenced commercial production. As at December 31, 2007, the Goldex Mine's proven and probable reserves were 1.6 million ounces of gold contained in 23.1 million tonnes of ore grading 2.2 grams of gold per tonne (proven reserves of 0.25 million tonnes grading 2.2 grams of gold per tonne and probable reserves of 22.8 million tonnes grading 2.2 grams of gold per tonne). In addition, the Goldex property is estimated to contain an inferred resource of 11.9 million tonnes grading 2.4 grams of gold per tonne and an indicated resource of 0.3 million tonnes grading 2.8 grams of gold per tonne.

              Annual gold production at the Goldex Mine is expected to average 160,000 ounces over a mine life of approximately 10 years. Gold production in the third quarter of 2008 was 17,159 ounces (including 15,375 ounces after the start of commercial production) and for the year is expected to be approximately 60,000 ounces. The Goldex Mine is expected to reach its full production rate of 6,900 tonnes per day by the end of 2008.

              The costs of bringing the Goldex Mine into production were $221 million. The Company expects that capital expenditures at the Goldex Mine for 2008 will be approximately $23 million, most of which was used for the completion of the mill and construction of the underground crushing and hoisting facility.

    The Kittila Mine

              The Company's operations at the Kittila Mine include an open pit mine, milling complex and tailings facility. Initial production at the Kittila Mine commenced in the fourth quarter of 2008. The Company's interest in the Kittila Mine is held through its indirect ownership of 100% of the outstanding shares of Riddarhyttan, which was acquired by the Company in 2005. Riddarhyttan is a precious and base metals exploration and development company with a primary focus on exploration and development of the Suurikuusikko deposit located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila, in northern Finland. Riddarhyttan is the indirect, 100% owner of the Kittila Mine, which consists of approximately 9,600 hectares with similar precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec. The Kittila Mine deposit is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres. Most of the exploration work has focused on the 4.5 kilometres which host the known gold reserves and resources.

              As at December 31, 2007, the Kittila Mine was estimated to contain 3.0 million ounces of probable gold reserves from 18.2 million tonnes of ore grading 5.1 grams of gold per tonne. In addition to these mineral reserves, the Kittila Mine contains 5.4 million tonnes of indicated mineral resource grading 3.0 grams of gold per tonne and 15.7 million tonnes of inferred mineral resource grading 4.3 grams of gold per tonne.

              In June 2006, the Company initiated the construction of the Kittila Mine. The Kittila Mine achieved mechanical completion in the fourth quarter of 2008. The Kittila Mine is expected to meet its 2008 gold production forecast of approximately 20,000 ounces of gold (from concentrate) and produce an average of 160,000 ounces of gold per year over its estimated mine life of 13 years. Estimated capital costs of construction of the Kittila Mine will be approximately $171 million in 2008.

    The Lapa Mine Project

              The Lapa mine project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec, that was acquired from Breakwater Resources Ltd. in 2003. At December 31, 2007, the Lapa property contained approximately 1.1 million ounces of proven and probable reserves consisting of 3.8 million tonnes of ore grading 8.9 grams of gold per tonne. In addition, the Lapa mine project contains 0.9 million tonnes of indicated mineral resource grading 4.5 grams of gold per tonne and 0.8 million tonnes of inferred mineral resource grading 9.0 grams of gold per tonne.

              In July 2004, the Company initiated the sinking of a 1,370 metres deep production shaft, which was completed in October 2007. Lateral mine development on three horizons began in November 2007 and over 400 metres was completed by December 31, 2007.

              The estimated capital costs of bringing the Lapa mine project into production are $165 million, of which the Company expects to incur approximately $85 million in 2008 and $17 million in 2009. Based on current estimates of mineral reserves and resources and grade, the Company anticipates a 7-year mine life, with full production levels of 120,000 ounces of gold annually by mid-2009 at total cash costs per ounce of approximately $300. The Lapa site will host the underground mining operation and the ore will be trucked to the LaRonde processing facility, which will be modified to treat and recover the gold and store the residues.

    The Pinos Altos Project

              In March 2006, the Company acquired the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V. The Pinos Altos property is made up of three blocks, the Madroño Concessions (which cover approximately 74% of the current mineral resource), the Pinos Altos Concession (which covers approximately 26% of the current mineral resource) and the Parreña Concessions. The assets comprising the Pinos Altos project acquired by the Company are: (i) an assignment of rights under contracts to explore and exploit the Madroño Concessions and the Pinos Altos Concession; (ii) the right to use up to 400 hectares of land owned by Madroño for mining installations for a period of 20 years after formal mining operations have been initiated; (iii) sole ownership of the Parreña Concessions; (iv) possession rights under Mexican law to a 13.3 hectare parcel of land; and (v) an assignment of an environmental impact statement authorization issued by Mexican environmental authorities.

              As at December 31, 2007, the Pinos Altos mine project was estimated to contain probable mineral reserves of 2.5 million ounces of gold and 73.1 million ounces of silver comprised of 24.7 million tonnes or ore grading 3.2 grams of gold per tonne and 92.2 grams of silver per tonne. In addition, the property has an indicated mineral resource of 6.2 million tones grading 1.4 grams of gold per tonne and 49.9 grams of silver per tonne and an inferred mineral resource of 12.2 million tonnes grading 1.4 grams of gold per tonne and 49.9 grams of silver per tonne. Over 90% of the Pinos Altos mineral resource is located in the Santo Niño vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Niño vein zone has thicknesses of up to 40 metres over a length of 600 metres and a vertical extent that can reach 700 metres or more. The deposit remains open to the west and at depth.

              In August 2007, on the basis of an independently reviewed feasibility study, the Company approved construction of a mine at Pinos Altos. Annual gold production is expected to average 165,000 ounces of gold at total cash costs of $250 per ounce, with initial gold production occurring in the third quarter of 2009. The estimated capital costs of construction of the Pinos Altos mine project are estimated to be approximately $152 million in 2008 and approximately $125 million in 2009. In August 2007, the project received the necessary permit authorizations for construction and operation of a mine at Pinos Altos, including the Cambio de Uso de Suelo and Manifesto de los Impactos Ambientales approvals from the Mexican environmental agency ("SEMARNAT"). As of the end of 2007, the project was operating under these permits, and minor modifications to allow for future expansion of facilities were under review by SEMARNAT.

              Initial development of the underground mine, including more than 1,000 metres of lateral development, commenced in December 2007. During 2008, the major project activity included the detailed engineering, procurement, further pre-production development of the underground mine, pre-production development of the surface mine, and civil and structural works related to the project and commencement of earthworks and construction of surface facilities. In addition, a scoping study is currently underway regarding a potential stand-alone mining operation at the Creston/Mascota deposit located in the northwest quadrant of the Pinos Altos property.

    The Meadowbank Mine Project

              The Meadowbank mine project is a pre-production stage development property located in the Third Portage Lake area in the Kivalliq District of the Nunavut Territory of Northern Canada, approximately 70 kilometres north of Baker Lake. The Company acquired the Meadowbank mine project when it acquired Cumberland Resources Ltd. in April 2007. As at September 30, 2008, the Meadowbank mine project was estimated to contain probable mineral reserves of 3.4 million ounces of gold in 28.6 million tonnes of ore grading 3.7 grams of gold per tonne. In addition, the Meadowbank mine project has an indicated resource of 15.2 million tonnes of ore grading 2.2 grams of gold per tonne and an inferred resource of 3.4 million tonnes of ore grading 3.5 grams of gold per tonne. Initial gold production is currently anticipated to begin in the first quarter of 2010, with annual gold production estimated to average 350,000 ounces over an estimated mine life of nine years.

              During 2008, construction was completed on the 110-kilometre all-weather road from Baker Lake to the Meadowbank mine project and a permanent 350-person camp at the project. In addition, construction included work associated with the dykes around the Portage open pit and preparation of an airstrip. The Company expects capital expenditures at the Meadowbank mine project to be approximately $325 million and $155 million in 2008 and 2009, respectively.

PLAN OF DISTRIBUTION

              The Common Shares will be issued directly to the Subscribers under purchase agreements between the Company and each of the Subscribers dated December 16, 2008. The closing of the transactions relating to the distribution of the Common Shares under the purchase agreements is subject to customary conditions and is expected to occur on or about December 19, 2008. The offering price of the Common Shares was determined by negotiation between the Company and the Subscribers. The Company has not engaged the services of any underwriters, brokers or dealers in connection with the distribution of the Common Shares hereunder. None of the Subscribers purchasing the Common Shares are in Canada.

              The expenses of the offering are estimated to be $150,000 (C$185,250, based on the Noon Buying Rate on December 15, 2008) and are payable by the Company.

              This issuance is registered in the United States under the United States Securities Act of 1933, as amended, in accordance with the multijurisdictional disclosure system adopted by the SEC and by the Canadian Securities Administrators. This prospectus supplement does not qualify the distribution of the securities to which it relates in any of the provinces of Canada.

              Application has been made to list the Common Shares on the TSX and the NYSE.

USE OF PROCEEDS

              The estimated net proceeds to the Company of this offering will be approximately $34 million (approximately C$42 million based on the Noon Buying Rate on December 15, 2008), determined after deducting the estimated expenses of the offering payable by the Company. The net proceeds of this offering will be used to fund the purchase of surface rights and advance royalty payments at the Pinos Altos mine project.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

              The following is a summary of the principal tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a purchaser of Common Shares. This summary is based upon the current provisions of the Canadian Tax Act and its regulations, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus supplement (the "Tax Proposals"), and on the published administrative practices of the Canada Revenue Agency ("CRA"). This summary does not address all of the tax considerations that may be relevant to any particular holder and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial or territorial income tax legislation vary among provinces and territories in Canada and may differ from federal income tax legislation.

              This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser of Common Shares. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors about the specific tax consequences to such holders of purchasing, holding or disposing of Common Shares.

              A purchaser of Common Shares (other than a qualifying corporation resident of Canada which has elected to determine its Canadian tax results in accordance with the "functional currency" rules contained in the Canadian Tax Act) must for most purposes of the Canadian Tax Act express any U.S.-dollar amounts relating to the purchaser's acquisition, holding or disposition of Common Shares, including dividends, costs of acquisition and proceeds of disposition, in Canadian dollars using the rate of exchange quoted by the Bank of Canada for noon of the day such amounts first arose (or the closest preceding day, if there is no such quote), or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

              The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Common Shares who:

  •
  is a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

  •
  holds Common Shares as capital property; and

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  deals at arm's length and is not affiliated with the Company or a subsequent purchaser of such Common Shares.

              For purposes of this discussion, such a person is referred to as a "Canadian Holder". Canadian Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election under subsection 39(4) of the Canadian Tax Act to have their Common Shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

              The Canadian Tax Act contains provisions relating to securities held by certain financial institutions, commonly referred to as the mark-to-market rules. This summary does not take into account these mark-to-market rules. Canadian Holders that are financial institutions for purposes of these rules should consult their own tax advisors.

    Dividends on Common Shares

              Dividends received or deemed to be received by a Canadian Holder on Common Shares will be included in computing the Canadian Holder's income for purposes of the Canadian Tax Act. Such dividends received by a corporation will normally be deductible in computing its taxable income. Such dividends received by an individual will be subject to the general rules regarding the taxation of taxable dividends paid by taxable Canadian corporations including the gross-up and dividend tax credit rules, including an enhanced dividend tax credit where the dividends qualify as "eligible dividends." Any such dividend will be an eligible dividend provided that the Company notifies in writing, and on a timely basis, each person or partnership to whom it pays all or any part of the dividend that the dividend is an eligible dividend. The CRA has indicated that a public corporation (such as the Company) can accomplish such a notification in a periodic written notification to shareholders such as a note in the corporation's quarterly or annual reports, on its website, or any other shareholder publications.

              A corporation which is a private corporation or a subject corporation for purposes of the Canadian Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

    Disposition of Common Shares

              Upon a disposition or a deemed disposition (other than to the Company) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Canadian Holder. The cost to a Canadian Holder of an Common Share will be averaged with the adjusted cost base of any other of the Company's common shares owned as capital property by the Canadian Holder for purposes of determining the adjusted cost base of each such share to the Canadian Holder.

    Treatment of Capital Gains and Capital Losses

              Generally, a Canadian Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") from taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Canadian Tax Act. A capital gain realized by a Canadian Holder who is an individual may give rise to alternative minimum tax.

              The amount of any capital loss realized on the disposition or deemed disposition of an Common Share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

              If a Canadian Holder is a Canadian-controlled private corporation for purposes of the Canadian Tax Act, the Canadian Holder may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Non-Residents of Canada

              The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Common Shares who:

  •
  is not a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

  •
  holds Common Shares as capital property;

  •
  deals at arm's length and is not affiliated with the Company;

  •
  does not use or hold (and is not deemed to use or hold) Common Shares in carrying on a business in Canada; and

  •
  is not a non-resident insurer for purposes of the Canadian Tax Act.

              For purposes of this discussion such a person is referred to as a "Non-Canadian Holder".

    Dividends on Common Shares

              Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on Common Shares will be subject to withholding tax under the Canadian Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention, the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the convention, is generally reduced to 15% (or potentially to 0%, in the case of some fully or partially tax-exempt organizations).

    Disposition of Common Shares

              A Non-Canadian Holder of Common Shares which are not "taxable Canadian property" under the Canadian Tax Act will not be subject to tax under the Canadian Tax Act on the disposition of such Common

Shares. Generally, Common Shares will not be taxable Canadian property to a Non-Canadian Holder at a particular time if:

  •
  the common shares of the Company are listed on a prescribed stock exchange, including the TSX and the NYSE, at that time; and

  •
  during the 60-month period immediately preceding the disposition of the Common Shares, the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm's length, or the Non-Canadian Holder together with such persons, did not own 25% or more of the Company's issued shares of any class or series.

              If Common Shares are taxable Canadian property to a Non-Canadian Holder, a capital gain realized on a disposition thereof by the Non-Canadian Holder will be subject to tax under the Canadian Tax Act in the manner described above in the first paragraph under the heading "— Residents of Canada — Treatment of Capital Gains and Capital Losses", unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Non-Canadian Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

              The following is a summary of the principal U.S. federal income tax considerations to a U.S. Holder (as defined below) regarding the acquisition, ownership and disposition of Common Shares. This summary applies only to U.S. Holders who acquire Common Shares and who hold such Common Shares as capital assets. This summary is based upon current U.S. federal income tax law, as in effect on the date of this prospectus supplement. Changes in the laws may alter the tax treatment of Common Shares, possibly with retroactive effect.

              This summary does not purport to be a comprehensive description of all the possible U.S. federal income tax considerations that may be relevant to a decision to acquire, hold, or dispose of Common Shares. This summary is of a general nature and is not, and should not be construed as, legal or tax advice to any particular U.S. Holder, and no representation is made with respect to the U.S. federal income tax consequences to any U.S. Holder. This summary does not address the effects of any state, local, U.S. estate or gift tax, foreign or other tax laws. In addition, it does not address all tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder's particular circumstances, nor does it apply to a U.S. Holder having a special status, such as:

  •
  a U.S. Holder that owns, or is treated as owning, 10% or more of the Company's voting shares, including direct and indirect subsidiaries of the Company;

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

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  a bank, mutual fund, life insurance company or other financial institution;

  •
  a tax-exempt organization;

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  a U.S. Holder that holds Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

  •
  an S corporation or small business investment company;

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  a U.S. Holder whose functional currency for tax purposes is not the U.S. dollar;

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  a U.S. Holder liable for alternative minimum tax;

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  a U.S. Holder subject to U.S. federal income taxation as an expatriate; or

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  a U.S. Holder that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes.

              This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated thereunder, the Canada-United States Income Tax Convention, court decisions, revenue rulings and procedures issued by the Internal Revenue Service (the "IRS"), and such other federal authorities as have been deemed relevant, in each case as of the date of this prospectus supplement. U.S. federal income tax laws and regulations, and the interpretations thereof, are subject to change, which could adversely affect the accuracy of the information presented in this summary. Should there be any change, including any change having retroactive effect, in the Code, the regulations thereunder and the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, this summary would necessarily have to be re-evaluated in light of such change.

              U.S. HOLDERS SHOULD CONSULT THEIR OWN ADVISORS REGARDING THE U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

              For purposes of this discussion, a "U.S. Holder" means a beneficial owner of a Common Share that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (a) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (b) if a valid election is in effect to be treated as a U.S. person.

              This summary does not describe U.S. federal income tax consequences applicable to a U.S. Holder that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes. If a partnership (or limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships (or entities treated as partnerships) holding Common Shares should consult their tax advisors.

Distributions

              Any dividends on Common Shares are expected to be declared and paid in U.S. dollars. In the event that dividends are paid to U.S. Holders in a currency other than the U.S. dollar, such U.S. Holder will have dividend income as described below in an amount equal to the U.S. dollar value of the dividend at the time the dividend is made, in accordance with the exchange rate in effect on the date the dividend is properly included in income, and whether or not the other currency is converted into U.S. dollars at that time. Any gain or loss recognized by a U.S. Holder on a subsequent sale or exchange of the foreign currency will generally be United States source ordinary income or loss. The U.S. Holder may also have foreign currency gain or loss at the time the dividend is converted into U.S. dollars. Subject to the discussion found under "Passive Foreign Investment Company" below, the gross amount of any distribution (other than in liquidation) generally will be treated as a foreign source taxable dividend to the extent paid out of the Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, even though the U.S. Holder may receive only a portion of the gross amount after giving effect to the Canadian withholding tax as reduced by the Canada-United States Income Tax Convention. Dividend income generally will be foreign source income and generally will be "passive income", and for taxable years beginning after December 31, 2006, generally will be "passive category income" for U.S. foreign tax credit purposes. U.S. Holders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them. Dividend income on the Common Shares held by certain non-corporate U.S. Holders, including individuals and certain estates and trusts, may be treated as "qualified dividend income", provided the U.S. Holder satisfies the applicable holding period and other requirements with respect to the Common Shares. Qualified dividend income paid prior to 2011 generally is subject to the maximum rate applicable to long-term capital gains, which currently is 15%. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and also from non-U.S. corporations (1) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (2) whose stock is readily tradeable on an established securities market in the United States. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a passive foreign investment company (as discussed below) in either the taxable year of the distribution or the preceding tax year. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Holder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Other rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. U.S. Holders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them. Certain taxable dividends either not treated as "qualified dividend income" or which the U.S. Holder elects to include as investment income for purposes of determining the amount of deductible investment interest expense will be taxable at the ordinary income rate to the U.S. Holder.

              A distribution on the Common Shares made by the Company in excess of the Company's current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Common Shares and, to the extent in excess of adjusted basis, as capital gain from the sale of a capital asset. See "— Sale or Other Disposition of Shares". Generally, no dividends-received deduction will be allowed with respect to dividends paid by the Company.

              As described above under "Canadian Federal Income Tax Considerations — Non-Residents of Canada — Dividends on Common Shares", under the Canada-United States Income Tax Convention, Canada currently imposes withholding tax on distributions to residents of the United States entitled to benefit under the convention at a rate of 15%. U.S. Holders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, U.S. Holders should consult their own tax advisors concerning these rules in light of their particular circumstances.

Sale or other Disposition of Common Shares

              Subject to the discussion found under "Passive Foreign Investment Company" below, in general, if a U.S. Holder sells or otherwise disposes of Common Shares in a taxable disposition, the U.S. Holder will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in such Common Shares. Generally, any gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder's holding period for the Common Shares is more than one year at the time of the sale or other taxable disposition. Generally, long-term capital gain of certain non-corporate U.S. Holders, including individuals and certain estates and trusts, will be taxable at the maximum applicable rate (which currently is 15%), provided the U.S. Holder does not elect to include the gain as investment income for purposes of determining the amount of deductible investment interest expense. A reduced rate does not apply to capital gains realized by a U.S. Holder that is a corporation. Any gains with respect to which such election is made would be taxable at the ordinary income rate applicable to the U.S. Holder. Any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses (if any) is subject to limitations, as described above.

              If a U.S. Holder is a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such Common Shares, as determined on the settlement date of such sale or other taxable disposition, based on the applicable foreign exchange rate on that date. If a U.S. Holder is an accrual basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Common Shares, the U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual basis taxpayer and does not elect to be treated as a cash basis taxpayer for this purpose, the U.S. Holder might have a foreign currency gain or loss for U.S. federal income tax purposes. This gain or loss is equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other taxable disposition of Common Shares and on the date of payment. Any such currency gain or loss generally will be treated as U.S. source ordinary income or loss and would be in addition to gain or loss, if any, that the U.S. Holder recognizes on the sale or other taxable disposition of Common Shares.

Passive Foreign Investment Company

              U.S. Holders would be subject to a special, adverse tax regime different in certain respects from that described above if the Company is or were to become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes at any time during the U.S. Holder's holding period. The Company will be classified as a PFIC for United States federal income tax purposes if either (1) 75% or more of its gross income is passive income or (2) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. If the Company were to be classified as a PFIC, the U.S. federal income tax consequences to a U.S. Holder will depend in part on whether the U.S. Holder has made a "Mark-to-Market Election" or a "QEF Election" with respect to the Company. If the Company is a PFIC and the U.S. Holder does not make a Mark-to-Market Election or a QEF Election, U.S. Holders will generally pay U.S. federal income tax and an interest charge based on the value of tax deferral at the time the U.S. stockholder disposes of stock in the PFIC or is in receipt of an "excess" distribution. Under these rules, gain recognized on disposition of stock in a PFIC or on receipt of an "excess" distribution from a PFIC is treated as earned pro rata over the U.S. Holder's holding period with respect to the PFIC. If a U.S. Holder makes a Mark-to-Market Election, the U.S. Holder would generally be required to include in income the excess of the fair market value of the common shares as of the close of each taxable year over the U.S. Holder's adjusted basis therein. If the U.S. Holder's adjusted basis in the common shares is greater than the fair market value of the common shares as of the close of the taxable year, the U.S. Holder generally may deduct such excess, but only up to the aggregate amount of the ordinary income previously included in income because of the Mark-to-Market Election. A U.S. Holder who makes a QEF election generally would be taxable on a current basis on its pro rata share of ordinary earnings and net capital gain at ordinary income and capital rates respectively, for each taxable year that the Company is classified as a PFIC, whether or not dividend distributions were received. If the Company were a PFIC, dividends paid by the Company would not be qualified dividends and U.S. Holders would not be entitled to a preferential rate on those dividends if the Company is a PFIC in the year in which the dividend is paid or the preceding taxable year. Although the determination of whether a corporation is a PFIC is made annually, and thus may change, the Company does not believe that it was, is, or will be a PFIC; however, there can be no assurance that this will actually be the case. Notwithstanding the foregoing, the Company urges U.S. Holders to consult their U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock (or an option to acquire stock) of a PFIC and of making certain elections designed to lessen those adverse consequences.

Information Reporting and Back-up Withholding

              Dividends on Common Shares and payments of the proceeds from a sale or other disposition of Common Shares may be subject to back-up withholding currently at a rate of 28% unless a U.S. Holder furnishes its correct United States taxpayer identification number, and certifies, under penalty of perjury, that the U.S. Holder has furnished its correct U.S. taxpayer identification number, and that the IRS has not notified the U.S. Holder that it is subject to back-up withholding tax, generally via Form W-9, Request for Taxpayer Identification Number and Certification. Such dividends and proceeds may be subject to information reporting.

              U.S. Holders that are corporations generally are excluded from the information reporting and back-up withholding tax rules described above. Amounts withheld as back-up withholding may be creditable against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund of excess amounts withheld under the back-up withholding rules by filing the appropriate claim for refund with the IRS and furnishing required information.

Circular 230 Disclosure

              To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Code; (ii) such advice was written in connection with the offering of the Common Shares; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

 EXPERTS

              None of Francois Blanchet, Dyane Duquette, Normand Bedard, Daniel Doucet or Marc Legault (the "Technical Advisors"), each being a person who has prepared information relating to the Company's mineral properties, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the Technical Advisors beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company. Information relating to the Company's mineral properties in this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein has been prepared by, or derived from reports prepared by, the Technical Advisors and has been included in reliance on such persons' expertise. Each of the Technical Advisors is currently employed by the Company and Marc Legault is the Vice President, Project Development of the Company. None of the Technical Advisors is currently expected to be elected or appointed as a director or officer of the Company or of any associate or affiliate of the Company.

              The auditors of the Company are Ernst & Young LLP, Chartered Accountants, of Toronto, Ontario. Ernst & Young LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of the Company as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 have been audited by Ernst & Young LLP and are incorporated by reference herein in reliance on their report given their authority as experts in accounting and auditing.

LEGAL MATTERS

              Certain legal matters relating to the offering of Common Shares will be passed upon on behalf of the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York.

DOCUMENTS INCORPORATED BY REFERENCE

            This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the offering of the Common Shares.

        The following documents filed with the Canadian Securities Administrators are specifically incorporated by reference in and form an integral part of the accompanying Prospectus, as supplemented by this prospectus supplement:

  (a)
  the Company's Annual Information Form filed on March 28, 2008 on SEDAR consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 together with the auditors' report thereon dated March 14, 2008;

  (c)
  management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2007;

  (d)
  unaudited consolidated financial statements of the Company as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and related management's discussion and analysis of results of operations of the Company for the three and nine months ended September 30, 2008 and 2007;

  (e)
  the Management Proxy Circular filed on March 28, 2008 on SEDAR prepared in connection with the Company's annual and special meeting of shareholders on May 9, 2008; and

  (f)
  the material change report of the Company dated December 1, 2008 relating to the private placement described above under "The Company — Recent Developments — Private Placement of Units".

        All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement shall be deemed to be incorporated by reference into the Prospectus.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in the accompanying Prospectus for purposes of future offers and sales of the Common Shares hereunder.

        In addition, to the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F or any other form that is filed with or furnished by the Company to the SEC after the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part.

        Further, any document filed or furnished by the Company with the SEC under the U.S. Securities Exchange Act of 1934, as amended, during the currency of this prospectus supplement will be deemed to be incorporated by reference into the Prospectus if, and to the extent, expressly provided therein.

        Any statement contained in the Prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purposes of this offering shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in the Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus for the purposes of this offering.

        Information has been incorporated by reference in this prospectus supplement from documents filed with the Canadian Securities Administrators. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone (416) 947-1212). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Agnico-Eagle Mines Limited at the above-mentioned address and telephone number.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

            The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and certain of the experts named in this prospectus supplement and the accompanying Prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

            The following documents have been filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of each of the Technical Advisors; the powers of attorney from directors and the authorized representative; a form of warrant indenture; and a form of indenture relating to debt securities.

 AUDITORS' CONSENT

              We have read the prospectus supplement dated December 16, 2008 of Agnico-Eagle Mines Limited (the "Company"), relating to the issuance of 900,000 common shares of the Company, to the short form base shelf prospectus dated December 14, 2006 relating to the offering from time to time of up to US$500,000,000 of debt securities, common shares or warrants to purchase debt securities or common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

              We consent to the incorporation by reference in the above mentioned prospectus supplement of our report, dated March 14, 2008, to the board of directors and shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 14, 2008, to the board of directors and shareholders of the Company with respect to the effectiveness of internal control over financial reporting of the Company as of December 31, 2007, which report appears in the Annual Report on Form 20-F of the Company for the year ended December 31, 2007.

Toronto, Ontario December 16, 2008	(Signed) ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

THIS OFFERING IS MADE BY A FOREIGN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE REGISTRANT IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF THE PROVINCE OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF A FOREIGN COUNTRY, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE REGISTRANT AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, 145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Company at the above mentioned address and telephone number and is also available electronically at www.sedar.com. The Company's head office and registered office is located at 145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 14, 2006

AGNICO-EAGLE MINES LIMITED

Debt Securities

Common Shares

Warrants

US$500,000,000

Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") may from time to time offer and issue debt securities, common shares or warrants to purchase debt securities or common shares (collectively, the "Securities"), up to a total price of US$500,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will be secured by any of the Company's assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of debt securities or common shares purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding common shares of the Company are listed on the New York Stock Exchange (the "NYSE") and on the Toronto Stock Exchange (the "TSX") under the symbol "AEM". The Company's share purchase warrants ("Warrants") trade on the TSX under the symbol "AEM.WT.U" and the Nasdaq National Market under the symbol "AEMLW".

              Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at December 14, 2006. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

              In this prospectus, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us", and "our" refer to Agnico-Eagle Mines Limited and its consolidated subsidiaries.

              The Company publishes its consolidated financial statements in United States dollars ("US dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 14, 2006 was US$1.00 = C$1.1565.

              Unless otherwise stated herein, all financial statement data used herein was prepared in accordance with United States generally accepted accounting principles ("US GAAP").

NOTE TO INVESTORS CONCERNING ESTIMATES OF
MINERAL RESERVES AND MINERAL RESOURCES

              The mineral reserve and mineral resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's ("SEC") Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

              The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented and incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

    This prospectus and documents incorporated by reference herein use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

    This prospectus and documents incorporated by reference herein use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

              For definitions of the terms used in this section, see the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (filed with the SEC on March 28, 2006), as amended by the Company's Annual Report on Form 20-F/A (filed with the SEC on May 26, 2006) (as so amended, the "Form 20-F").

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

              This prospectus and the documents incorporated by reference herein present "total cash costs per ounce" and "minesite cost per tonne" that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. A reconciliation of these measures to the most comparable financial measures calculated and presented in accordance with US GAAP is set out below.

	Three months ended September 30,				Nine months ended September 30,				Year ended December 31,
	2006		2005		2006		2005		2005		2004		2003
	(thousands, except as noted)
Total cash costs per ounce
Production costs per US GAAP		$36,456		$32,548		$105,210		$93,789		$127,365		$98,168		$104,990
Adjustments:
Net byproduct revenues		(74,192)		(28,812)		(207,419)		(77,509)		(123,450)		(82,521)		(41,254)
Inventory adjustments(1)		(4,430)		(1,588)		(9,767)		(4,119)		6,991		—		—
El Coco royalty		—		—		—		—		—		—		(12,888)
Non-cash reclamation provision		(116)		(108)		(333)		(320)		(429)		(493)		(151)

Cash costs		$(42,282)		$2,040		$(112,309)		$11,841		10,477		15,154		50,697

Gold production (ounces)		59,603		61,704		179,804		178,785		241,807		271,567		236,653

Cash costs per ounce		$63		$57		$61		$55		$43		$56		$215

El Coco royalty		—		—		—		—		—		—		54
Total cash costs per ounce		$(709)		$33		$(625)		$66		$43		$56		$269

Minesite cost per tonne
Production costs per US GAAP		$36,456		$32,548		$105,210		$93,789		$127,365		$98,168		$104,990
Adjustments:
Inventory(2) and hedging(3) adjustments		1,250		(915)		2,812		(3,530)		(4,752)		12,107		54
El Coco royalty		—		—		—		—		—		—		(12,888)
Non-cash reclamation provision		(116)		(108)		(333)		(320)		(429)		(314)		(519)

Minesite costs		$37,590		$31,525		$107,689		$89,939		$122,184		$109,961		$91,637

Minesite costs	C$	42,153	C$	37,913	C$	121,591	C$	109,986	C$	147,834	C$	142,702	C$	127,931

Tonnes milled		669		660		1,987		1,999		2,672		2,701		2,222

Minesite costs per tonne milled(1)	C$	63	C$	57	C$	61	C$	55	C$	55	C$	53	C$	58

Notes:

(1)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(2)
Inventory adjustments reflect costs associated with unsold concentrate.

(3)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per tonne.

              This prospectus and the documents incorporated by reference herein also contain information as to estimated future total cash costs per ounce and minesite cost per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the above reconciliation, does not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

              The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

PROSPECTUS SUMMARY

              The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this prospectus. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at December 14, 2006.

The Company

              The Company is an established Canadian gold producer with mining operations in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 4.0 million ounces of gold. In the first three quarters of 2006, the Company produced 179,804 ounces of gold at a total cash cost of minus $625 per ounce and, in the year ended December 31, 2005, the Company produced 241,807 ounces of gold at a total cash cost of $43 per ounce, in each case net of revenues received from the sale of silver, zinc and copper byproducts. The Company believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. The Company has historically sold all of its production at the spot price of gold pursuant to its general policy not to sell forward its future gold production.

              The Company's strategy is to focus on the continuing exploration and development at the LaRonde Mine (including the LaRonde II mine project, described below), the Goldex mine project and the Lapa mine project in Quebec, and at the Kittila mine project in northern Finland, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company intends to continue exploration and development at its Pinos Altos project in northern Mexico.

              The LaRonde Mine currently accounts for all of the Company's gold production. In July 2005, the Company initiated construction at the Goldex mine project, where initial production is expected to commence in 2008. The Company is also initiating construction of the Kittila mine project and completing construction of the Lapa mine project, both of which are expected to commence production in 2008. In addition, the Company has commenced construction of the LaRonde II mine project at the LaRonde Mine. The Company expects production from the LaRonde II mine project to commence in 2011.

Recent Developments

              On June 7, 2006, the Company issued 8,455,000 common shares in a public offering for net proceeds of approximately $237.6 million. The net proceeds of the offering are being used to fund the completion of construction of the Lapa mine project, construction of the Kittila mine project, the exploration and development at the Company's other projects and for general corporate purposes, including possible acquisitions. In addition, the Company completed private placements of an aggregate of 1,226,000 flow-through common shares for total proceeds of $35 million during the first quarter of 2006.

              On October 17, 2006, the Company entered into an agreement to amend its revolving bank credit facility (the "Amended Facility") with a group of financial institutions. Among other things, the amendments increased the amount available under the facility to $300 million and extended the term to December 31, 2011. Under the Amended Facility, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for three additional one-year terms to December 23, 2014. See "Description of Existing Indebtedness — Bank Credit Facility".

              On December 14, 2006, the Company announced that it expects to produce 240,000 ounces of gold in 2007 at a total cash cost of minus $80 per ounce (based on assumed byproduct metals prices of $9.00 per ounce for silver, $2,300 per tonne for zinc and $4,500 per tonne for copper, which are significantly lower than prices realized by the Company to date during 2006). Minesite costs per tonne in 2007 are expected to rise to $63 from approximately $61 in 2006, due in part to increased costs for inputs such as fuel, mill reagents, steel and cement. Capital expenditure at the Company's mining projects in 2007 is expected to total $336 million, of which $91.5 million will be spent at the LaRonde Mine (including $64 million at the LaRonde II project), $37.5 million at the Lapa mine project, $91 million at the Goldex mine project, $96 million at the Kittila mine project and $20 million at the Pinos Altos project. In addition, on December 14, 2006, the Company declared a dividend of $0.12 per share payable on January 29, 2007 to shareholders of record on January 15, 2007.

FORWARD-LOOKING STATEMENTS

              The information contained in this prospectus has, unless otherwise specified, been prepared as of December 14, 2006, and unless otherwise specified, the information contained in the documents incorporated by reference herein has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus and in certain documents incorporated by reference in this prospectus constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "may", "outlook", "planned", "should", "will" and similar expressions are intended to identify forward looking statements.

              Forward looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to: the Company's outlook for 2006 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated trends for prices of gold and byproducts mined by the Company; estimates of future mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production; estimates of reserves and resources, and statements regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views as of the date of this prospectus or the date the document incorporated by reference was prepared and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; risks associated with the Company's byproduct metal derivative strategies; and risks associated with internal control over financial reporting. For a more detailed discussion of such risks and material factors or assumptions underlying these forward looking statements, see "Risk Factors" in this prospectus, the Form 20-F, as well as the Company's other filings with the Canadian Securities Administrators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward looking statements except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

              Certain of the statements and information, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs and location of surface infrastructure, and actual results and final decisions may be materially different from those currently anticipated.

RISK FACTORS

              An investment in the Securities involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus and the documents incorporated by reference herein and, in particular, should evaluate the following risk factors. However, the risks described below are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

The Company is dependent upon its mining and milling operations at LaRonde and any adverse condition affecting those operations may have a material adverse effect on the Company's financial performance and results of operations

              The Company's mining and milling operations at the LaRonde Mine account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's ongoing development of the LaRonde Mine involves the exploration and extraction of ore from new areas and may present new or different challenges for the Company. Based on current infrastructure, the LaRonde Mine (including the LaRonde II mine project) has an estimated mine life of approximately 14 years; however gold production at the LaRonde Mine is expected to begin to decline commencing in 2007. Unless the Company can successfully bring into production the Goldex mine project, the Lapa mine project or the Kittila mine project or otherwise acquire gold producing assets by 2008, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices

              The Company's earnings are directly related to commodity prices as its revenues are primarily derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production, however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs of production at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities. Also, the Company's decisions to proceed with its current mine development projects have been based on a market price of gold of $450 per ounce. If the market price of gold falls below this level, the mine development projects may be rendered uneconomic and development of the mine projects may be suspended or delayed. The prices received for the Company's byproducts (zinc, silver and copper) affect the Company's ability to meet its targets for total cash cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices, however, these measures may not be successful.

              The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2006	2005	2004	2003	2002	2001
	(to December 14)
High price ($ per ounce)	725	537	454	417	350	293
Low price ($ per ounce)	525	411	375	323	278	256
Average price received ($ per ounce)	603	449	418	368	312	273

              On December 14, 2006, the London P.M. Fix was $627.40 per ounce of gold.

              Based on 2007 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from estimated 2006 market average prices are as follows:

Income per share
Gold	$0.07
Zinc	$0.06
Silver	$0.03
Copper	$0.02

              Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

If the Company experiences mining accidents, major equipment failures or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production

              The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, fires, flooding or major equipment failures (such as a failure of the production hoist or the SAG mill). In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

              In 2003, a rock fall in two production stopes at the LaRonde Mine led to an initial 20% reduction in the Company's 2003 gold production estimate and production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21% for that year. In 2004, higher than expected dilution in lower levels of the mine led to actual gold production for the year of 271,567 ounces, below the initial production estimate of 308,000 ounces. In the first quarter of 2005, increased stress levels in the sill pillar area below Level 194 required three production sublevels to be closed for rehabilitation for a period of six weeks. Production from these sublevels was delayed and replaced by ore extracted from the upper levels of the mine that have relatively lower gold content. The lower gold content of this ore, together with higher than budgeted dilution, resulted in actual gold production in 2005 being 241,807 ounces, approximately 38,000 ounces less than the Company's original forecast of 2005 production of 280,000 ounces.

The Company's mine construction projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs

              The Company announced in June 2006 that it proposes to develop new mining operations at the LaRonde Mine (the LaRonde II mine project) and the Lapa mine project in Quebec, and the Kittila mine project in northern Finland. The Company also commenced construction of the Goldex mine project in Quebec in 2005.

              The Company believes that on completion the LaRonde II mine project will be one of the deepest operations in the Western Hemisphere with an expected depth of approximately 3,110 meters. These operations will rely on a series of new systems for the hauling of ore and materials to the surface, including a winze (or vertical shaft) and series of ramps linking mining deposits to the Penna Shaft currently servicing the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as managing geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

              The development of the LaRonde II, Goldex, Lapa and Kittila mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start-up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at LaRonde II will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

The Company may experience operational difficulties at its recently acquired projects in Finland and Mexico

              The Company's operations have been expanded to include a mine construction project in Finland and an advanced exploration project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and could include, but are not limited to: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health and safety requirements.

              Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

              In addition, the Company has no significant operating experience in Finland, Mexico or internationally. Finland and Mexico operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of its operations in Quebec. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations

              The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geological, operating, financial, geographical or political risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to increased risk of leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its recently amended bank credit facility to raise additional debt financing provided that it complies with certain covenants, including that no default under the credit facility has occurred and is continuing, the terms of such indebtedness are no more onerous to the Company than those under the credit facility and the creation, incurrence, assumption or existence of such indebtedness would not result in a material adverse change in respect of the Company or the LaRonde Mine (which includes the LaRonde II mine project), the Goldex mine project, the Lapa mine project and the Kittila mine project taken as a whole. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The Company's cash costs of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable

              The Company's total cash costs to produce an ounce of gold are dependent on a number of factors, including, primarily, the prices and production levels of byproduct silver, zinc and copper, the revenue from which is offset against the cost of gold production, the Canadian dollar/U.S. dollar exchange rate, smelting and refining charges and production royalties, which are affected by all these factors and the gold price. All these factors are beyond the Company's control. If the Company's total cash costs of producing an ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

              Total cash cost per ounce is not a recognized measure under US GAAP, and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Note to Investors Concerning Certain Measures of Performance" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure.

The exploration of mineral properties is highly speculative, involves substantial expenditures, and is frequently unproductive

              The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced, and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Mineral reserve and mineral resource estimates are only estimates and the Company cannot assure that such estimates will be accurate

              The figures for mineral reserves and mineral resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $405 per ounce gold price, which was the three-year average daily price at the time the level of reserves was determined. Gold prices have generally been above $405 per ounce since the beginning of 2004, however for the five years prior to that the market price of gold was generally below $405 per ounce. Based on the metals price and exchange rate assumptions used in the Company's 2006 production estimates, a 10% decrease in the assumed gold price of $405 per ounce would result in an approximately 5% decrease on average in proven and probable gold reserves. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

              Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. See "Note to Investors Regarding Estimates of Mineral Reserves and Mineral Resources".

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development

              The exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, the Kittila mine project in Finland and the Pinos Altos project in Mexico and the construction of mining facilities and commencement of mining operations at the LaRonde II mine project, the Goldex mine project, the Kittila mine project and the Lapa mine project will require substantial capital expenditures. In addition, the Company will have further capital requirements to the extent it decides to expand its present operations and exploration activities or construct new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Also, the Company may incur major unanticipated expenses related to exploration, development or mine construction or maintenance on its properties. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties. Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, bank borrowing and cash flow generated from operations at the LaRonde Mine, and the

Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company fails to comply with restrictive covenants in its bank credit agreement, the Company's loan availability could be limited and the Company may be in default under other debt agreements, which could harm the Company's business

              The Company's recently amended $300 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, or make expenditures relating to property secured under the credit agreement at that time that are inconsistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts of principal or interest owing under the bank credit facility, if an event of default under the bank credit facility occurs, the Company would be unable to draw down on the facility, or if amounts were drawn down at the time of the default, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine (including the El Coco and Terrex properties), the Goldex mine project and the Lapa mine project and the pledge of the shares of Agnico-Eagle Sweden AB, the Company's subsidiary that holds its indirect interest in the Kittila mine project. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The mining industry is highly competitive and the Company may not be successful in competing for new mining properties

              Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings histories. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Due to the nature of the Company's mining operations, the Company faces a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company

              The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In such case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Title problems with surface rights on mineral properties at the Pinos Altos project could have a negative impact on the Company's future operations

              The assets comprising the recently acquired Pinos Altos project in Mexico include an assignment by Industrias Peñoles S.A. de C.V. of rights under its contract with Minerales El Madroño S.A. de C.V. ("Madroño") to use an unspecified 400 hectares of land for mining installations for a period of 20 years after formal mining operations have been initiated. Madroño's title to some portions of the lands on which the 400 hectares are to be identified is being contested by neighbouring ejidos, agrarian cooperative communities recognized under Mexican law. Since 1997, three ejidos have initiated court actions to have certain surface rights assigned to them. If the ejidos are ultimately successful in having the surface rights relating to these concessions assigned to them by the courts, the Company may have to negotiate with these ejidos instead of their current alleged owners and it is likely that payments will be required to be made to ejidos to acquire access to the lands. There can be no assurance that the Company will be able to successfully negotiate agreements for surface access to these lands on terms favourable to the Company or at all. Any such problems with title to the surface rights relating to the Pinos Altos project may prevent or delay production at the Pinos Altos project, which may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations, which could cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations

              The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies, or more stringent implementation or interpretation thereof, could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

              Under mine closure plans submitted to, and accepted by, the Ministry of Natural Resources in Quebec (the "MNR"), the estimated reclamation costs at the LaRonde Mine and the adjacent Bousquet property are approximately $18 million and $3 million, respectively. Every five years mine closure plans must be amended to reflect any changes in circumstances surrounding a property and resubmitted to the MNR. These amended reclamation plans are subject to approval by the MNR, and there can be no assurance that the MNR will not impose additional reclamation obligations with attendant higher costs. In addition, the MNR may require that the Company provide financial assurances to support such plans. At December 31, 2005, the Company had an asset retirement obligation of $12.6 million, with $6.4 million allocated for the LaRonde Mine and $6.2 million allocated for the Bousquet property.

Changes in factors beyond the Company's control such as the price of gold, commodity prices and gold production affect the Company's profitability and have caused the Company to experience losses

              Although the Company reported net income for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2006, it incurred net losses in 2003 and in each of the five years prior to 2002. The Company's financial performance and profitability is affected by the spot price of gold, the spot prices for its byproduct metals, the exchange rate between the Canadian dollar and the U.S. dollar, the Company's production volumes and the Company's production costs. For a discussion of the factors contributing to the financial performance of the Company, see "Item 5. Operating and Financial Review and Prospects" in the Form 20-F. The Company's profitability depends on the price of gold, gold production, total cash costs, the prices and production levels of byproduct zinc, silver and copper and other factors discussed in this section of the prospectus supplement. Substantially all of these factors are beyond the Company's control, and there can be no assurance that the Company will sustain profitability in the future.

Fluctuations in foreign currency exchange rates in relation to the US dollar may adversely affect the Company's results of operations

              The Company's operating results and cash flow are significantly affected by changes in the Canadian dollar/ US dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The Canadian dollar/ US dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2001 to September 30, 2006, the Noon Buying Rate fluctuated from a high of C$1.6128 per $1.00 to a low of C$1.0989 per $1.00. Historical fluctuations in the Canadian dollar/ US dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2006 after-tax operating results, a 10% change in the average annual Canadian dollar/ US dollar exchange rate would affect net income by approximately $0.09 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, a significant portion of the Company's expenditures at the Kittila mine project and the Pinos Altos project will be denominated in Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases

              While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its profits could be adversely affected.

              For the year ended December 31, 2005 and the nine months ended September 30, 2006, the Company reported a $15.4 million and $13.0 million derivative loss, respectively, on its income statement relating to derivatives on its byproduct production. This amount reflects both realized losses ($7.1 million and $8.5 million, respectively) and unrealized losses ($8.3 million and $4.5 million, respectively), as none of the contracts establishing the derivatives positions qualify for hedge accounting treatment under US GAAP.

Requirements of the Sarbanes-Oxley Act

              The Company is in the process of documenting, and plans to test during the current fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). Commencing December 31, 2006, the end of the Company's 2006 fiscal year, SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditors addressing this assessment. The Company cannot be certain at this time that it will be able to comply with all of its reporting obligations and successfully complete the procedures, certification and attestation requirements of Section 404 of SOX in a timely manner. During the course of the Company's testing it may identify deficiencies that it may not be able to remedy in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404. Effective internal control over financial reporting is important to help produce reliable financial reports and to prevent financial fraud. If the Company is unable to assert that its internal control over financial reporting is effective as of the end of its 2006 fiscal year, or if its independent auditors are unable to attest that the Company's management's report is fairly stated or they are unable to express an opinion on management's evaluation or on the effectiveness of the Company's internal controls, the Company could be subject to regulatory scrutiny and loss of investor confidence in the accuracy and completeness of its financial reports, investors could lose confidence in its reported financial information, and the trading price of the Company's common shares and its business could be adversely affected.

              In addition, if the Company fails to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

              No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

The trading price for the Company's securities is volatile

              The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of Securities convertible in or exchangeable for common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the common shares and Securities convertible into or exchangeable for common shares may increase or decrease in response to a number of events and factors, including:

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  changes in the market price of the commodities the Company sells;

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  current events affecting the economic situation in Canada, the United States, Finland and Mexico;

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  trends in the mining industry and the markets in which the Company operates;

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  changes in financial estimates and recommendations by securities analysts;

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  acquisitions and financings;

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  quarterly variations in operating results;

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  the operating and share price performance of other companies that investors may deem comparable;

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  the issuance of additional equity securities by the Company or the perception that such an issuance may occur; and

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  purchases or sales of blocks of the Company's common shares.

Part of this volatility, however, is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the outstanding common shares regardless of the Company's operating performance.

Potential Unenforceability of Civil Liabilities and Judgments

              The Company is incorporated under the laws of the Province of Ontario, Canada. Most of the Company's directors and all of its officers and certain of the experts named in this prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company believes that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

THE COMPANY

History and Development of the Company

              The Company is an established Canadian gold producer with mining operations in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 4.0 million ounces of gold. In 2005, the Company produced 241,807 ounces of gold at a total cash cost of $43 per ounce net of revenues received from the sale of silver, zinc and copper byproducts. In the first three quarters of 2006, the Company produced 179,804 ounces of gold. Total cash costs were minus $625 per ounce compared to $66 per ounce in the first three quarters of 2005, a result of increased prices realized on the sale of byproduct metals. The Company has announced that it expects to produce approximately 240,000 ounces of gold in 2007 at a total cash cost of minus $80 per ounce (based on assumed byproduct metals prices of $9.00 per ounce for silver, $2,300 per tonne for zinc and $4,500 per tonne for copper, which are significantly lower than prices realized by the Company to date in 2006). The Company believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

              The Company's strategy is to focus on the continuing exploration and development at the LaRonde Mine (including the LaRonde II mine project), the Goldex mine project and the Lapa mine project in Quebec and the Kittila mine project in northern Finland, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company will continue exploration and development at the Pinos Altos project in northern Mexico. The Company currently also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

              The Company operates through three regional units: the Canadian Region, the European Region and the Mexican Region. The Canadian region includes the LaRonde Mine (including the LaRonde II mine project) and the Goldex and Lapa mine projects. The Company's operations in the European Region are conducted through its indirect subsidiary, Riddarhyttan Resources AB ("Riddarhyttan"), which indirectly owns the Kittila mine project in Finland. The Company's operations in the Mexican Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos project. In addition, the Company has an international exploration office in Reno, Nevada.

              The LaRonde Mine currently accounts for all of the Company's gold production. However, the Company has recently initiated several additional projects anticipated to begin production in the coming years. In July 2005, the Company began construction at the Goldex mine project, where initial production is expected to commence in 2008. In June 2006, the Company initiated construction of the Kittila mine project and announced on June 5, 2006 that it will complete construction of the Lapa mine project, which are both expected to commence production in 2008. In May 2006, the Company initiated construction of additional infrastructure to access the ore at the LaRonde II mine project at the LaRonde Mine. The Company expects production from the LaRonde II mine project to commence in 2011. Further, the Company's Pinos Altos project in northern Mexico is an advanced stage exploration project in a mining supportive jurisdiction. In addition to these projects, the Company continuously evaluates opportunities to make strategic acquisitions.

              Set out below are the Company's proven and probable mineral reserves as at June 5, 2006 as calculated under NI 43-101. For information regarding the calculation of the Company's mineral reserves and mineral resources, see "Item 4. Information on the Company — Property, Plant and Equipment —

Mineral Reserve and Mineral Resource" in the Form 20-F and "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Bousquet	18,256	1.30	763
Goldex	17,933	1.88	1,084
LaRonde	6,767,626	2.92	634,935

Total Proven Reserves	6,803,815		636,782

Goldex	21,374,949	2.39	1,640,294
Lapa	3,444,722	10.17	1,126,570
LaRonde	10,779,845	2.86	990,890
LaRonde II	18,779,693	6.03	3,638,220
Kittila (Suurikuusikko deposit)	14,226,798	5.16	2,360,150

Total Probable Reserves	68,606,007		9,756,124

Total Proven and Probable Reserves	75,409,822		10,392,906

              The Company has a strategic investment in Stornoway Diamond Corporation ("Stornoway"), a public company listed on the TSX under the symbol "SWY". Stornoway is a diamond exploration company with an extensive property portfolio in northern Canada and in Botswana. Stornoway is incorporated under the laws of the Province of British Columbia.

              The Company acquired a portion of its interest in Stornoway in connection with a share exchange take-over bid made by Stornoway (the "Contact Offer") for Contact Diamond Corporation ("Contact"), which was at the time a TSX listed exploration and development company with diamond properties in Ontario, Quebec and the Northwest Territories. The Company acquired 4,968,747 common shares of Stornoway through the tender of its entire interest (approximately 31%) in Contact to the Contact Offer. The remainder of the Company's interest in Stornoway was obtained through the purchase of subscription receipts of Stornoway for C$22.5 million through which the Company acquired an additional 17,629,084 common shares of Stornoway on September 19, 2006. As at November 2, 2006, Stornoway had taken up 93% of Contact's common shares and indicated that it would immediately proceed with a compulsory acquisition of the remainder of Contact's common shares. The Company currently owns approximately 16.9% of the outstanding common shares of Stornoway.

              The Company's executive and registered office is located at Suite 500, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this prospectus.

Key Operating Strengths

              The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

              Operations in Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production, experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. The Company's current mine and three of its construction projects are located in Quebec, one of North America's principal gold-producing regions. The Company's Kittila mine project (the Suurikuusikko deposit) in northern Finland, and its advanced exploration project at Pinos Altos in northern Mexico, are located in regions which the Company believes are also supportive of the mining industry.

              Low-Cost, Efficient Producer.    The Company believes that it is one of the lowest total cash cost producers in the North American gold mining industry, with total cash costs per ounce of gold produced at $43 for 2005 and at minus $625 in the first three quarters of 2006. The Company has achieved significant improvements in this measure through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

              Strong Operating Base.    The Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its projects in Finland and northern Mexico. The experience gained through building and operating the LaRonde Mine is expected to assist with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the mine construction projects at the nearby Goldex and Lapa properties, and the construction of infrastructure to access the deposits at the LaRonde II mine project.

              Highly Experienced Management Team.    The Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Finland and Mexico.

Growth Strategy

              Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, while expanding its operations internationally into Finland and Mexico with a view to increasing annual gold production and gold mineral reserves.

              Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure but also from the geological knowledge that it has gained in mining and developing its properties. One of the Company's goals is to apply the proven operating principles of the LaRonde Mine to the mine construction projects at the Goldex, Kittila and Lapa properties, the construction of the LaRonde II infrastructure, its advanced exploration project at the Pinos Altos property and each of its other existing and future properties.

              Expand Gold Reserves.    The Company is conducting drilling programs at the Kittila mine project and the Pinos Altos project with a goal of further increasing its gold reserves. In 2005, on a contained gold ounces basis, the Company increased its gold reserves to 10.4 million ounces, an increase of 32% over 2004 levels, including the replacement of 241,000 ounces of gold mined (before mill recoveries and smelter charges). In addition, the Company has significant mineral resources at its Pinos Altos project. A feasibility study for the Pinos Altos project is expected to be completed in the second quarter of 2007.

              Growth Through Primary Exploration and Acquisitions.    The Company's current growth strategy is to continue to pursue the expansion of its development base through primary exploration activities and the acquisition of both producing and development properties in the Americas and Europe. In addition, the Company believes it can continue to acquire control of exploration properties at favourable prices through investments in early stage exploration companies. The Company's property acquisition strategy has evolved to include joint ventures and partnerships.

The Company's Projects

    The LaRonde Mine (including the LaRonde II Mine Project)

              The Company's operations at LaRonde include the LaRonde Mine, the milling complex and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine currently accounts for all of the Company's gold production from its 2,250 meter-deep Penna Shaft. Since the commissioning of the mill in 1988, the LaRonde Mine has produced over 3.0 million ounces of gold. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for over four years. An extensive surface and underground exploratory drilling program to delineate additional mineral reserves began in 1990 and is continuing. As at December 31, 2005, the LaRonde Mine (including the LaRonde II mine project) had established proven and probable mineral reserves of approximately 5.3 million ounces of contained gold.

              In May 2006, the Company initiated construction of additional infrastructure to access the ore at LaRonde II. LaRonde II has probable mineral reserves of approximately 3.6 million ounces of gold contained in 18.8 million tonnes of ore grading approximately 6.0 grams of gold per tonne, and indicated mineral resources of 2.3 million tonnes grading 3.42 grams of gold per tonne. In addition, LaRonde II has inferred mineral resources of 5.1 million tonnes grading 6.15 grams of gold per tonne.

              Construction at the LaRonde II mine project is currently underway with production expected to commence in 2011. The Company plans to sink a new 835 meter shaft starting from Level 215, to a total depth of approximately 2,865 meters, to access the LaRonde II deposit. An internal winze system will be used to hoist ore from depth to facilities on Level 215 (approximately 2,150 meters below surface), where it will be transferred to the Penna Shaft hoist. Capital costs of construction at the LaRonde II mine project are estimated to be $210 million, of which the Company expects to incur approximately $25 million in 2006 and $64 million in 2007.

    The Goldex Mine Project

              The Goldex mine project is located in the municipality of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. The Goldex mine project is a development property of approximately 267.78 hectares. Gold mineralization at the Goldex Extension Zone, the focus of the Company's activities at the Goldex mine project, was discovered in 1989. However, a 1997 mining study showed that the deposit was not economically viable to mine at the then prevailing gold price using the mining approach chosen and drill-hole indicated grade. In light of increased gold prices and improved mining techniques, the Company reassessed the Goldex property and, in the first quarter of 2005, extracted a 16,500 tonne underground bulk sample from the Goldex Extension Zone to provide additional geological and sampling information. The bulk sample returned a grade of 2.78 grams of gold per tonne, nearly 10% higher than the grade returned from the bulk sample processed in 1997. The Goldex property's current proven and probable reserves are 1.6 million ounces of gold contained in 21.4 million tonnes of ore grading 2.39 grams of gold per tonne. In addition, the Goldex property is estimated to contain an inferred resource of 3.2 million tonnes grading 1.92 grams of gold per tonne.

              In July 2005, the Company approved construction at the Goldex mine project. Annual gold production is expected to average 170,000 ounces over a mine life of approximately 9 years commencing in 2008, with total cash costs per ounce of approximately $225. Construction of the shaft collar at the Goldex project commenced in October 2005. Sinking of the new production shaft commenced in the third quarter of 2006 and the Company anticipates that the shaft will reach a final depth of 863 meters. Underground development and construction has commenced, with access provided by existing underground workings from the existing 790-meter shaft. Plant construction began in the second quarter of 2006.

              The pre-production plans at the Goldex mine project also include construction of a processing facility. Estimated capital costs to bring Goldex into production are $135 million. Approximately $75 million has been budgeted for the new shaft, underground development and construction and mining equipment while an additional $53 million has been budgeted for the processing plant and tailings facility. The remainder has been budgeted for the surface plant and working capital. The Company expects that capital expenditures at the Goldex mine project for 2006 will be financed from internally generated cash flow and from the Company's existing cash balances and will be approximately $54 million. Estimated capital expenditures at the Goldex mine project for 2007 are $91 million.

    The Lapa Mine Project

              The Lapa mine project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec, that was acquired from Breakwater Resources Ltd. in 2003. At December 31, 2005, the Lapa property contained approximately 1.1 million ounces of gold consisting of 3.4 million tonnes of probable reserves grading 10.17 grams of gold per tonne.

In addition, the Lapa mine project contains 1.1 million tonnes of indicated mineral resource grading 5.92 grams of gold per tonne and 1.4 million tonnes of inferred mineral resource grading 9.36 grams of gold per tonne.

              In July 2004, the Company initiated the sinking of a 1,360 meter deep production shaft. As of December 10, 2006, the shaft had reached a depth of 1,007 metres. In April 2006, 2,800 tonnes of development ore were extracted at Lapa and results of a diamond drilling program were analyzed and the ore extracted was estimated to contain on average 10.65 grams of gold per tonne. These results, and results from other sampling methods, predicted higher gold grades than the Company's reserve model from February 2005. These results were incorporated into a revised feasibility study.

              On June 5, 2006, the Company announced that on the basis of the recent drilling results and the revised feasibility study, it would complete construction of the Lapa mine project. This construction includes extension of the shaft to a depth of approximately 1,350 meters. Incremental capital costs of completing construction at the Lapa mine project are $90 million, of which the Company expects to incur approximately $13 million in 2006 and $37.5 million in 2007. Based on current estimates of mineral reserves and resources and grade, the Company anticipates a 7-year mine life, with full production levels of 125,000 ounces of gold annually by late 2008 at total cash costs per ounce of approximately $210. The Company envisages that the Lapa site will host the underground mining operation and the ore will be trucked to the LaRonde processing facility, which will be modified to treat and recover the gold and store the residues.

    The Kittila Mine Project

              The Company's interest in the Kittila mine project is held through its indirect ownership of 100% of the outstanding shares of Riddarhyttan. Riddarhyttan is a precious and base metals exploration and development company with a primary focus on exploration and development of the Suurikuusikko deposit located approximately 880 kilometres north of Helsinki near the town of Kittila in northern Finland. Riddarhyttan is the indirect, 100% owner of the Kittila mine project, which consists of approximately 16,000 hectares with similar precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec. The deposit at the Kittila mine project is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres, of which only five kilometres have been drilled so far.

              The Kittila mine project has 2.4 million ounces of probable gold reserves from 14.2 million tonnes of ore grading 5.16 grams of gold per tonne. In addition to these mineral reserves, the Kittila mine project contains 0.1 million tonnes of measured mineral resource grading 4.07 grams of gold per tonne, 1.5 million tonnes of indicated mineral resource grading 4.39 grams of gold per tonne and 6.7 million tonnes of inferred mineral resource grading 4.35 grams of gold per tonne.

              In June 2006, the Company initiated the construction of the Kittila mine project. The first phase of the project is the construction of an open pit mine. The second phase of the project will include an underground mine with ramp access. In addition, a one million tonne per annum surface processing plant will be built. Estimated capital costs of construction of the Kittila mine project are $135 million, of which the Company expects to incur approximately $25 million in 2006 and $96 million in 2007.

              The Company acquired Riddarhyttan through a tender offer initiated in May 2005 for all of the issued and outstanding shares of Riddarhyttan that it did not then own. The Company initiated a compulsory acquisition procedure under Swedish law for the remaining 2.7% of the Riddarhyttan shares that it did not hold after the tender offer, and it obtained advance possession of these shares on October 29, 2006. Advance possession means that the Company is entitled to exercise all rights relating to these shares that vest in a shareholder and to be registered as owner of these shares. Upon advance possession, each minority shareholder loses its rights as shareholder and receives instead a claim against the Company for the redemption amount (which is determined by an arbitration tribunal) in respect of his or her shares.

    The Pinos Altos Project

              In March 2006, the Company acquired the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V. The Pinos Altos property is made up of three blocks, the Madroño Concessions (which cover approximately 64% of the current mineral resource), the Pinos Altos Concession (which covers approximately 36% of the current mineral resource) and the Parreña Concessions. The assets comprising the Pinos Altos project acquired by the Company are: (i) an assignment of rights under contracts to explore and exploit the Madroño Concessions and the Pinos Altos Concession; (ii) the right to use up to 400 hectares of land owned by Madroño for mining installations for a period of 20 years after formal mining operations have been initiated; (iii) sole ownership of the Parreña Concessions; (iv) possession rights under Mexican law to a 13.3 hectare parcel of land; and (v) an assignment of an environmental impact statement authorization issued by Mexican environmental authorities.

              The Company issued new mineral resource estimates for the Pinos Altos project in February 2006. Estimated indicated mineral resources at the Pinos Altos project are 12.5 million tonnes with a grade of 3.94 grams of gold per tonne and 102.25 grams of silver per tonne. In addition, the property has an inferred mineral resource of 3.2 million tonnes grading 5.23 grams of gold per tonne and 110.99 grams of silver per tonne. Over 90% of the Pinos Altos mineral resource is located in the Santo Niño vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Niño vein zone has thicknesses of up to 40 meters over a length of 2.5 kilometres and a vertical extent that can reach 600 meters or more. The deposit remains open to the west and at depth. The Company is currently conducting metallurgical testing and work on the permitting for a potential mining operation.

              Based on the positive drilling results and the growing precious metals resource, the Company intends to complete a feasibility study on the property by the end of the second quarter of 2007. The work program will include additional drilling at depth in the area between the Cerro Colorado and Santo Niño structures where there are suggestions that the two structures may join at depth. The main objectives of the program are to convert the present resource estimates into reserves and test the potential target areas. Budgeted expenditures at the Pinos Altos project are $23 million for 2006 and approximately $26 million for 2007, which the Company expects will be financed from cash flow from the Company's operations.

USE OF PROCEEDS

              Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

              All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

CAPITALIZATION

              As at the date of this prospectus, there have been no material changes in the share and loan capital structure of the Company since September 30, 2006.

DESCRIPTION OF EXISTING INDEBTEDNESS

Bank Credit Facility

              The Company entered into an amended and restated credit agreement on October 17, 2006 (the "Amended Facility") with a group of financial institutions providing for a revolving bank credit facility. The amendment increased the amount available under the facility to $300 million and extended the date on which the facility matures. The Amended Facility matures and all indebtedness thereunder is due and payable on December 23, 2011. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for three additional one-year terms to December 23, 2014. The credit facility is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptances, priced at the applicable rate plus an applicable margin that ranges from 1.25% to 2.00% depending on certain financial ratios. The lenders under the facility are each paid a commitment fee at a rate that ranges from 0.40% to 0.75%, depending on the financial ratios.

              Payment and performance of the Company's obligations under the Amended Facility, including any secured hedge agreements entered into under the Facility, are secured by substantially all property relating to the LaRonde Mine (including the El Coco and the Terrex properties), the Goldex mine project, the Lapa mine project and the pledge of all of the shares of Agnico-Eagle Sweden AB, the Company's direct subsidiary that holds its indirect interest in the Kittila mine project. The Company has also assigned and granted a security interest in certain material contracts, including hedge agreements, to the administrative agent on behalf of the secured parties under the Amended Facility, and has designated the administrative agent on behalf of these parties as the named insured and loss payee under certain insurance policies and granted a security interest in such policies.

              The Amended Facility contains covenants that restrict, among other things:

  •
  the ability of the Company and its subsidiaries to incur additional indebtedness;

  •
  the Company's ability to pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's capital stock;

  •
  the Company's ability to make asset sales or other dispositions;

  •
  the Company's ability to pledge existing or future assets relating to included properties under the Amended Facility (currently the LaRonde Mine, the Goldex Mine project, the Lapa mine project and the Kittila mine project);

  •
  the Company's ability to enter into transactions with affiliates;

  •
  the Company's ability to make any loans to or investments in any other person or to acquire assets from any other person for cash consideration; and

  •
  the Company's ability to amalgamate or otherwise transfer its assets.

              The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Events of default under the Amended Facility include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within three business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant or the failure of the Company to notify the administrative agent of any occurrence of default under the Amended Facility which is continuing or any event or condition that constitutes a material adverse effect or a default or event of default under certain other indebtedness of the Company or hedge agreement to which the Company is a party;

  •
  the breach by the Company of any other term, covenant or other agreement that is not cured within 20 business days after written notice of the breach has been given to the Company;

  •
  a default in any payment of principal or interest or in the observance or performance of any other agreement or condition of other indebtedness of the Company or the Company's material subsidiaries in excess of $20 million, or the occurrence or existence of any other event or condition resulting in an acceleration of such indebtedness;

  •
  a change in control of the Company; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution of the Company, or any of the Company's material subsidiaries.

              There are currently no amounts of principal or interest outstanding under the Amended Facility; however, outstanding letters of credit issued as security for pension and environmental obligations have decreased the amount available for future drawdowns under the Amended Facility to $289 million.

              For the year ended December 31, 2005, interest expense was $7.8 million (2004 — $8.2 million; 2003 — $9.2 million), of which cash payments were $8.3 million (2004 — $7.0 million; 2003 — $8.0 million). In 2005, cash interest on the facility was nil (2004 — nil; 2003 — nil) and cash standby fees on the facility were $1.2 million (2004 — $1.4 million; 2003 — $1.2 million). In 2005, interest of $2.5 million (2004 — nil; 2003 — nil) was capitalized to construction in progress. The Company's weighted average interest rate on all of its debt for the year ended December 31, 2005 was 7.9% (2004 — 4.9%; 2003 — 6.4%).

EARNINGS COVERAGE

              In accordance with the requirements of the Canadian Securities Administrators, the following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2006 and December 31, 2005 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since those dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and interest requirements do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not currently known. The information presented herein for the 12-month period ended September 30, 2006 is based on unaudited financial information.

	12 Months Ended September 30, 2006	12 Months Ended December 31, 2005
Interest requirements(1)	$4,818	$10,298
Earnings before interest expense and taxes(1)	$193,600	$43,092
Earnings coverage	40.2	4.2

Note:

(1)
In thousands of US dollars.

              If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Common Shares

              The authorized capital of the Company consists of an unlimited number of common shares, of which 120,984,434 were issued and outstanding as of December 13, 2006. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company's shareholders plan was not reconfirmed at the Company's annual and special meeting of shareholders of Friday, May 6, 2005. Accordingly all rights issued pursuant to such plan ceased to be of any force or effect at the close of such meeting.

Warrants

              On November 14, 2002, the Company issued 6.9 million Warrants. Each whole Warrant entitles the holder to purchase one common share for a price of US$19.00 at any time on or prior to November 14,

2007, after which time the Warrants will expire. The exercise price for the Warrants is payable in US dollars; however, holders of Warrants may elect to pay the exercise price in Canadian dollars based on then current exchange rates. No fractional common shares will be issuable on the exercise of the Warrants. To the extent that the holder of a Warrant would otherwise be entitled to purchase a fraction of a common share, the holder will receive a cash payment in lieu thereof based on the then current market price of the common shares.

              The warrant indenture (the "Warrant Indenture") between the Company and Computershare Trust Company of Canada, as trustee, provides that the exercise price and/or the number and kind of securities or property issuable on the exercise of Warrants are subject to adjustment in certain events.

              Holders of Warrants do not have any voting rights or any other rights which a holder of common shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of Warrants have no pre-emptive rights to acquire securities of the Company. As at December 13, 2006, an aggregate of 3,500 Warrants had been exercised and 6,896,500 Warrants were outstanding. If all of the currently outstanding Warrants were exercised, the Company would be required to issue 6,896,500 common shares.

              The foregoing summary describes certain provisions of the Warrants and the Warrant Indenture, although the foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Warrants and the Warrant Indenture.

DIVIDEND POLICY

              The Company's policy is to pay annual dividends on its common shares and, on December 14, 2006, the Company announced that it had declared a dividend of $0.12 per common share for 2007. In 2006, the dividend was $0.03 per share, unchanged since 2003. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Company's Board of Directors and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants which restrict the Company's ability to pay or declare dividends.

DESCRIPTION OF DEBT SECURITIES

General

              The Company may issue debt securities in one or more series under an indenture that it will enter into with one or more trustees that will be described in the Prospectus Supplement for the debt securities. The following summary describes certain provisions of the indenture, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the indenture. A copy of the form of indenture was filed with the SEC as exhibit 7.1 to the Company's registration statement on Form F-10/A (File No. 333-100902) on November 8, 2002, and is incorporated by reference in the registration statement of which this prospectus forms a part, and has been filed with the Canadian Securities Administrators. The terms of debt securities the Company offers may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

              The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

              References to the "Company" in this description of debt securities mean Agnico-Eagle Mines Limited but not any of its subsidiaries.

              The indenture does not limit the amount of debt securities the Company can issue under the indenture and does not limit the amount of other indebtedness the Company may incur. The Company may issue debt securities from time to time in separate series.

              The Prospectus Supplement for any series of debt securities the Company offers will describe the specific terms of the debt securities and may include any of the following:

  •
  the designation of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the percentage of the principal amount at which the debt securities will be issued;

  •
  whether payment on the debt securities will be senior or subordinated to its other liabilities and obligations;

  •
  whether the payment of the debt securities will be secured by any of the Company's assets or by any other person;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments;

  •
  the place or places the Company will pay interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether the Company will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  whether the Company may redeem the debt securities at its option;

  •
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking fund or other provisions, or at the option of a holder;

  •
  the denominations in which the Company will issue the debt securities;

  •
  the currency in which the Company will make payments on the debt securities and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the debt securities as bearer securities or only in registered form;

  •
  any changes or additions to events of default or covenants;

  •
  any changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of debt securities have special rights if specified events occur;

  •
  any restrictions on the transfer or exchange of the debt securities;

  •
  the terms for any conversion or exchange of the debt securities for any other securities;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

  •
  any other terms of the debt securities.

              Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or there is a change of control of the Company.

              The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian and United States federal income tax consequences and other special considerations.

              The Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

              Unless stated otherwise in the applicable Prospectus Supplement, the Company will issue debt securities only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000. In addition, all or a portion of the debt securities of any series may be issued in permanent registered global form which will be exchangeable for definitive debt securities only under certain conditions. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Payment and Transfer

              Unless stated otherwise in the Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) debt securities of a particular series in the designated currency against surrender of the debt securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any instalment of interest on debt securities to the persons in whose names the debt securities are registered on the close of business on the day or days specified by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, payments of interest will be made, at the Company's option:

  •
  at the corporate trust office of the paying agent that the Company designates from time to time;

  •
  by electronic funds transfer to an account that the holder designates from time to time; or

  •
  by a cheque in the designated currency mailed to each holder at the relevant holder's registered address.

              Holders may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency the Company maintains for these purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

              The Company may issue debt securities of a series in the form of one or more global securities which will be deposited with a depositary, or its nominee, identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Merger, Amalgamation or Consolidation

              The indenture generally permits the Company to amalgamate or consolidate with or merge into any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and assumes the Company's obligations on the debt securities and under the indenture and the Company or such successor person will not be in default under the indenture immediately after the transaction.

              If the resulting person assumes the Company's obligations, subject to certain exceptions, the Company will be relieved of those obligations.

Events of Default

              When the Company uses the term "event of default" in the indenture, it means, in respect of a series of debt securities:

  •
  the Company fails to pay principal or any premium on any debt security of that series when it is due;

  •
  the Company fails to pay interest on any debt security of that series for 30 days;

  •
  the Company fails to comply with any of its other agreements relating to the debt securities or the indenture for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of debt securities.

              The Prospectus Supplement for a series of debt securities may include additional events of default or changes to the events of default described above. The trustee will give notice within a reasonable time (not exceeding 30 days) to the holders of debt securities of any default unless it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

              A default under one series of debt securities will not necessarily be a default under another series.

              If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may require the Company to repay immediately:

  •
  the entire principal of the debt securities of the series; or

  •
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

              If an event of default relates to events involving the Company's or a subsidiary's bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. In either case, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind the accelerated payment requirement.

              Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

              The Company will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if the Company is not in compliance, it must specify any defaults.

Defeasance

              When the Company uses the term "defeasance", it means discharge from some or all of its obligations under the indenture. If the Company deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at its option:

  •
  the Company will be discharged from its obligations with respect to the debt securities of that series; or

  •
  the Company will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Company.

              If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

              Unless stated otherwise in the Prospectus Supplement, in order to exercise its defeasance option, the Company will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Canadian federal or Canadian provincial income tax purposes (and any other jurisdiction specified for this purpose in the Prospectus Supplement). The Company also will be required to deliver a certificate of an officer of the Company and an opinion of counsel, each stating that all of the conditions precedent provided for relating to defeasance have been satisfied. In addition, other conditions must be met before the Company may exercise its defeasance option.

Modification and Waiver

              The Company may modify the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  reduce the percentage of the unpaid principal amount of any series whose holders must consent to any amendment or waiver under the indenture or which may otherwise require notice, information or action or effect any action, or modify the provisions in the indenture relating to amendment or waiver;

  •
  reduce the amount of, or change the currency of payment of or to delay the time of any payments (whether of principal, premium, interest or otherwise) to be made to the holders of debt securities of any series;

  •
  change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder of debt securities of any series is entitled under the indenture;

  •
  make any change that adversely affects the redemption, conversion or exchange rights of holders of debt securities of any series;

  •
  make any change that would result in the issuer being required to make any deduction or withholding from payments to be made to holders of debt securities of any series; or

  •
  impair the right of holders to institute a suit to enforce their rights to payment.

              The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all outstanding debt securities of that series waive, only insofar as that series is concerned, any prospective or existing defaults under the indenture and the Company's compliance with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

              The Company may modify the indenture without the consent of the holders to:

  •
  cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not adversely affect the rights of any holder of debt securities;

  •
  provide for the assumption by a successor of the Company's obligations under the indenture;

  •
  give effect to certain directions of the holders;

  •
  change or eliminate any provisions where the change takes effect when there are no debt securities outstanding under the indenture;

  •
  provide for uncertificated debt securities in addition to certificated debt securities, as long as those uncertificated debt securities are in registered form for United States federal income tax purposes;

  •
  make any change to maintain the qualification of the indenture under the United States Trust Indenture Act of 1939, as amended, or to comply with applicable laws;

  •
  add to the Company's covenants or the Company's obligations under the indenture for the protection of holders of debt securities;

  •
  surrender any right, power or option conferred by the indenture on the Company; or

  •
  in any other manner that would not adversely affect the rights of holders of outstanding securities.

The Trustee

              The trustee under the indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

              The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

              The Company may issue warrants to purchase debt securities or common shares. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale. Unless the Prospectus Supplement otherwise indicates, warrants will be issued under one or more indentures that the Company will enter into with a warrant trustee or trustees that will be named in the Prospectus Supplement.

              The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to these warrants, will be set out in the applicable Prospectus Supplement.

              The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the designation, number and terms of the common shares or debt securities purchasable on exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

  •
  whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  material Canadian and United States tax consequences of owning the warrants; and

  •
  any other material terms of the warrants.

              Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

              The Company may amend the warrant indenture(s) and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding warrants, as a group.

PLAN OF DISTRIBUTION

              The Company may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, and the proceeds to the Company from the sale of the Securities. A Prospectus Supplement may provide that the Securities sold thereunder will be "flow-through" securities.

              The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

              Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and US securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

              In connection with any offering of Securities, the underwriters may offer, allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

EXPERTS

              None of Guy Gosselin, Carl Pelletier, Jean-Francois Couture, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi, Yves Galarneau or Marc Legault, each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

              The auditors of the Company are Ernst & Young LLP, Chartered Accountants, of Toronto, Ontario. Ernst & Young LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 have been audited by Ernst & Young LLP and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

              Information relating to the Company's mineral properties in this prospectus and the documents incorporated by reference herein has been derived from reports prepared by Guy Gosselin, Carl Pelletier, Jean-Francois Couture, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi, Yves Galarneau and Marc Legault and has been included in reliance on such persons' expertise.

              Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company with the exception of Guy Gosselin, Norman Bedard, Louise Grondin, Francois Vezina, Camil Prince, Paul Cousin, Marc Ruel, Christian D'Amours, Rosaire Emond, Dino Lombardi and Marc Legault, each of whom is currently employed by the Company.

LEGAL MATTERS

              Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York.

AUDITORS, TRANSFER AGENT AND REGISTRAR

              The auditors of the Company are Ernst & Young LLP of Toronto, Ontario. The registrar and transfer agent for the Company's common shares and Warrants is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

DOCUMENTS INCORPORATED BY REFERENCE

              The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

  (a)
  the Company's Annual Information Form dated March 27, 2006 consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as amended by the Company's Annual Report on Form 20-F/A filed May 26, 2006;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006);

  (c)
  management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2005;

  (d)
  unaudited consolidated financial statements of the Company as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management's discussion and analysis of results of operations of the Company for the three and nine months ended September 30, 2006 and 2005;

  (e)
  the material change report of the Company dated February 22, 2006 relating to the exercise by the Company of the option to acquire the Pinos Altos Project on February 13, 2006;

  (f)
  the material change report of the Company dated February 22, 2006 relating to the redemption by the Company of its $143.75 million principal amount 4.50% convertible subordinated debentures due February 15, 2012 for common shares of the Company on February 15, 2006;

  (g)
  the material change report of the Company dated May 18, 2006 relating to the announcement by the Company of its determination on May 12, 2006 to initiate construction of the LaRonde II mine project;

  (h)
  the material change report of the Company dated June 5, 2006 relating to the announcement by the Company on June 5, 2006 of its determination to initiate construction of the Kittila mine project, complete construction at the Lapa mine project and undertake a marketed offering of common shares for approximately $250 million; and

  (i)
  the Management Proxy Circular dated March 3, 2006 prepared in connection with the Company's annual and special meeting of shareholders on May 12, 2006.

              All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference into this prospectus.

              Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

              Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

              Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone (416) 947-1212). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Agnico-Eagle Mines Limited at the above-mentioned address and telephone number.

              A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

AVAILABLE INFORMATION

              The Company has filed with the SEC a registration statement on Form F-10, together with all amendments and supplements thereto, under the United States Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

              The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

              The Company is an Ontario corporation with its principal place of business in Canada. Most of its directors and officers and certain experts named in this prospectus are residents of Canada and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. The Company believes that a monetary judgment of a United States court predicated solely on the civil liability provisions of United States federal securities laws or the securities or "blue sky" laws of any state within the United States would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure investors that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

PURCHASERS' STATUTORY RIGHTS

              Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

              The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Guy Gosselin; consent of Carl Pelletier; consent of Jean-François Couture; consent of Normand Bedard; consent of Louise Grondin; consent of François Vezina; consent of Camil Prince; consent of Paul Cousin; consent of Marc Ruel; consent of Christian D'Amours; consent of Rosaire Emond; consent of Dino Lombardi; consent of Yves Galarneau; consent of Marc Legault; the powers of attorney from directors; and earnings coverage ratios. Additionally, the Company filed (i) a form of warrant indenture relating to the warrants that may be offered hereunder with the SEC as exhibit 7.1 to the Company's registration statement on Form F-10/A (File No. 333-100850) on November 6, 2002 and (ii) a form of indenture relating to the debt securities that may be offered hereunder with the SEC as exhibit 7.1 to the Company's registration statement on Form F-10/A (File No. 333-100902) on November 8, 2002, each of which is incorporated by reference in the registration statement of which this prospectus forms a part. If debt securities are offered under a Prospectus Supplement, a trustee's Statement of Eligibility on Form T-1 will be filed with the SEC.

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NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
PLAN OF DISTRIBUTION
USE OF PROCEEDS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
EXPERTS
LEGAL MATTERS
DOCUMENTS INCORPORATED BY REFERENCE
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
AUDITORS' CONSENT
TABLE OF CONTENTS
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
PROSPECTUS SUMMARY
The Company
Recent Developments
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF EXISTING INDEBTEDNESS
EARNINGS COVERAGE
DESCRIPTION OF SHARE CAPITAL
DIVIDEND POLICY
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PURCHASERS' STATUTORY RIGHTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT